        [LOGO]             ULTRA PAC, INC. LETTERHEAD

                                                                  March 26, 1998

Dear Fellow Shareholders:

     I am pleased to inform you that Ultra Pac, Inc. has entered into an Agreement and Plan of Merger with Ivex Packaging Corporation and Package Acquisition, Inc., an indirect wholly-owned subsidiary of Ivex. Under the Merger Agreement, Package Acquisition, Inc. has today commenced a cash tender offer to purchase all of the outstanding shares of common stock of Ultra Pac at a purchase price of $15.50 per share, net to the seller in cash. The Merger Agreement provides that if the offer is consummated, Ultra Pac will be a subsidiary of Ivex.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF ULTRA PAC. YOUR BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF ULTRA PAC ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Wasserstein Perella & Co., Inc., Ultra Pac's financial advisors, that the consideration to be offered to the holders of common stock in the offer and the merger pursuant to the Merger Agreement is fair to such shareholders from a financial point of view.

     In the merger, shares not purchased in the offer will be converted into the right to receive $15.50 per share in cash, without interest thereon.

     In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase dated March 26, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your shares pursuant to the offer. These documents state the terms and conditions of the offer and the merger, provide detailed information about the transactions and include instructions as to how to tender your shares. We urge you to read these documents carefully.

     I appreciate very much the opportunity I have had to serve as the Chairman, Chief Executive Officer and President of Ultra Pac. I hope you are as pleased as I am that your investment in Ultra Pac has led to the opportunity afforded by the Ivex offer.

                                          Very truly yours,

                                          Calvin S. Krupa

                                          Calvin S. Krupa
                                          Chairman, Chief Executive Officer
                                          and President

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                 SCHEDULE 14D-9

                          ---------------------------

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          ---------------------------

                                ULTRA PAC, INC.
                           (Name of Subject Company)

                                ULTRA PAC, INC.
                     (Names of Person(s) Filing Statement)

                   COMMON STOCK, NO PAR VALUE (INCLUDING THE
                  ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                     903886
                     (Cusip Number of Class of Securities)

                                CALVIN S. KRUPA
                CHAIRMAN, CHIEF EXECUTIVE OFFICER, AND PRESIDENT
                           21925 INDUSTRIAL BOULEVARD
                            ROGERS, MINNESOTA 55374
                                 (612) 428-8340
          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                          ---------------------------

                                WITH A COPY TO:

FRANK I. HARVEY, ESQ.              HERBERT S. WANDER, ESQ.
LARKIN HOFFMAN DALY                DAVID J. KAUFMAN, ESQ.
  & LINDGREN, LTD.                 KATTEN MUCHIN & ZAVIS
7900 XERXES AVENUE SOUTH           525 WEST MONROE
SUITE 1500                         SUITE 1600
BLOOMINGTON, MINNESOTA 55431       CHICAGO, ILLINOIS 60661-3693
(612) 835-3800                     (312) 902-5200

================================================================================

ITEM 1. SECURITY AND SUBJECT COMPANY.

     Ultra Pac, Inc., a Minnesota corporation ("Ultra Pac" or the "Company"), is the subject company. The address of the principal executive offices of Ultra Pac is 21925 Industrial Boulevard, Rogers, Minnesota 55374. The title of the class of equity securities to which this Statement relates is the common stock, no par value per share (the "Common Stock"), of Ultra Pac, including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of February 27, 1998 as amended (the "Rights Agreement"), between Ultra Pac and Norwest Bank Minnesota, N.A., as Rights Agent. References herein to the "Shares" mean shares of the Common Stock and shall, unless the context requires otherwise, include the Rights.

ITEM 2. TENDER OFFER OF THE BIDDER.

     The Offer. This Statement relates to a tender offer by Package Acquisition, Inc. (the "Purchaser"), a Minnesota corporation and an indirect wholly-owned subsidiary of Ivex Packaging Corporation, a Delaware corporation ("Ivex" or "Parent"), to purchase all of the outstanding Shares at a purchase price of $15.50 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together, with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1, dated March 26, 1998 (the "Schedule 14D-1"), as filed by the Purchaser and Ivex with the Securities and Exchange Commission (the "Commission"). The Schedule 14D-1 states that the address of the principal executive offices of Ivex and the Purchaser are located at 100 Tri-State Drive, Lincolnshire, Illinois 60069.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 23, 1998, among the Purchaser, Ivex and Ultra Pac (the "Merger Agreement"). The Merger Agreement provides for the making of the Offer and the terms and conditions thereof. The Merger Agreement further provides that if the Offer is consummated, then upon the terms and subject to the conditions contained therein, and in accordance with the Minnesota Business Corporation Act (the "MBCA"), the Purchaser will be merged with and into Ultra Pac (the "Merger" and, together with the Offer, the "Transaction"), with Ultra Pac surviving the Merger (Ultra Pac following the Merger is sometimes referred to as the "Surviving Corporation"). In the Merger, the holders of Shares as of the effective time of the Merger will receive an amount in cash equal to the Offer Price, without interest thereon. The shares of common stock of the Purchaser outstanding immediately prior to the Merger shall be converted into shares of common stock of the Surviving Corporation and Ultra Pac will become an indirect wholly-owned subsidiary of Ivex.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of Ultra Pac, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Each material contract agreement, arrangement or understanding and any actual or potential conflict of interest between Ultra Pac or its affiliates and
(i) Ultra Pac, its executive officers, directors or affiliates or (ii) Ivex, its executive officers, directors or affiliates, is set forth below.

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement which is set forth in full as Annex A hereto and incorporated herein by reference. Capitalized terms used but not defined in this summary of the Merger Agreement have the meanings given to such terms in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as legally permitted after the expiration date of the Offer. The Merger Agreement provides that, without the prior written consent of the Company, neither the Purchaser nor Parent may decrease the price per Share or change the form of consideration payable in the Offer, decrease the number of Shares sought to be purchased in the Offer, or amend any other condition of the Offer in any manner adverse to the holders of the Shares; provided, however, that if on the initial scheduled expiration date of the Offer which shall be 20 business days after the date of the Offer is commenced, the sole condition remaining unsatisfied is the failure of the waiting period under the HSR Act to have expired or been terminated, the Purchaser shall extend the expiration date from time to time until two business days after the expiration of the waiting period under the HSR Act. The Purchaser shall, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for the Shares tendered as soon as it is legally permitted to do so under applicable law; provided, however, that if, immediately prior to the initial expiration date of the Offer (as it may be extended), the Shares tendered and not withdrawn pursuant to the Offer equals less than 90% of the outstanding Shares, the Purchaser may extend the Offer one time for a period not to exceed twenty business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer.

     Board of Directors. Promptly upon the purchase of Shares by Parent or any of its Subsidiaries which represents at least a majority of the outstanding Shares, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the number of directors which is the product of (i) the total number of directors on the Board (giving effect to the directors designated by the Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. In furtherance thereof, the Company will, upon request of the Purchaser, use its best reasonable efforts promptly either to increase the size of its Board or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Purchaser's designees to be so elected to the Board, and shall take all actions available to the Company to cause the Purchaser's designees to be so elected. At such time, the Company will, if requested by the Purchaser, also cause persons designated by the Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board. Notwithstanding the foregoing, the Company shall have at least one independent director until the Effective Time. In the Merger Agreement, the Company has agreed to promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the Merger Agreement, including mailing to shareholders the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable the Purchaser's designees to be elected to the Board. The Purchaser or Parent will supply the Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such
Section 14(f) and Rule 14f-1.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof and in accordance with the MBCA, at the Effective Time, the Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation"). The Merger shall be effected by the filing at the time of Closing of properly executed Articles of Merger or other appropriate documents with the Secretary of State of the State of Minnesota.

     The Merger Agreement provides that, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Purchaser, the Company or the holders thereof the Shares will be converted into the right to receive the Offer Price in cash, without interest thereon, as soon as is reasonably practicable upon surrender of the certificate formerly representing such Shares (other than any Shares in the treasury of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and retired and shall cease to exist with no payment being made with respect thereto, and other than Dissenting Shares). At the Effective Time, each share of common stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     The Merger Agreement provides that the Articles of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and the MBCA. The By-Laws of the Purchaser in effect at the Effective Time will be the By-Laws of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and the MBCA.

     Vote Required to Approve the Merger. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by Parent or its affiliates pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Commission a definitive proxy statement (the "Proxy Statement") relating to the Merger and the Merger Agreement and cause such Proxy Statement to be mailed to its shareholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel. If the Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

     The Merger Agreement provides that in the event that Parent, the Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares pursuant to the Offer, the Tender Agreements or otherwise, the Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with the MBCA.

     Conditions to the Merger. The respective obligations of Parent, the Purchaser and the Company to consummate the Merger and the transactions contemplated thereby are subject to the satisfaction, at or before the Effective Time, of certain conditions, including: (i) if required by the MBCA, the shareholders of the Company shall have duly approved the transactions contemplated by the Merger Agreement; (ii) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any Governmental Entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger; and (iii) Parent and/or the Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer (however, this condition is not applicable to the obligations of Parent or the Purchaser if Parent and/or the Purchaser fails to purchase Shares tendered pursuant to the Offer in violation of the terms of the Merger Agreement or the Offer).

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to, among other things, (i) organization, qualification, charter and bylaws; (ii) capitalization; (iii) enforceability, authorization of the Company relative to the Merger Agreement and the transactions contemplated thereby; (iv) no violation or conflict of the Merger Agreement and the transactions contemplated thereby with the Company's organizational documents, certain contracts and applicable law; (v) title to assets; (vi) litigation;
(vii) accounting records; (viii) company financial statements; (ix) absence of certain changes; (x) buildings and equipment; (xi) performance of contracts;
(xii) employee benefit plans; (xiii) brokers; (xiv) taxes; (xv) real estate;
(xvi) governmental approvals; (xvii) no pending acquisitions; (xviii) labor matters; (xix) existing permits and violations of law; (xx) intangible assets;
(xxi) customers and suppliers; (xxii) environmental protection; (xxiii) vote required; (xxiv) returns; (xxv) SEC reports; (xxvi) content of proxy statement; (xxvii) opinion of financial advisor; (xxviii) certain agreements; and (xxix) the Rights Agreement.

     Covenants. The Merger Agreement contains various covenants of the parties thereto, including covenants as to, among other things, the conduct of the business of the Company, as described in further detail below, during the period from the date of the Merger Agreement to the Closing Date or termination of the Merger Agreement.

     Interim Covenants. Pursuant to the Merger Agreement, the Company has agreed that during the period from the date of the Merger Agreement to the Closing Date or termination of the Merger Agreement, the Company will (a) carry on its business in the usual, regular and ordinary course substantially in the same
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

manner as heretofore carried on; (b) not (i) make payments or distributions (other than normal salaries) to any Affiliate of the Company except for transactions in the ordinary course of business upon commercially reasonable terms; (ii) sell, lease, transfer or assign any of its assets, tangible or intangible, other than for a fair consideration in the ordinary course of business and other than the disposition of obsolete or unusable property; (iii) enter into any Contract (other than purchase and sales orders in the ordinary course of business in accordance with past practice) involving either more than $50,000 or outside the ordinary course of business without the consent of the Parent (which consent shall not be unreasonably withheld); (iv) accelerate, terminate, modify in any material respect, or cancel any Contract (other than purchase and sales orders in the ordinary course of business in accordance with past practice) involving more than $50,000 to which the Company is a party or by which any of them is bound without the consent of the Parent (which consent shall not be unreasonably withheld); (v) make any capital expenditure (or series of related capital expenditures) involving either more than $50,000 (unless such expenditure is identified in the current business plan of the Company as disclosed to Parent) or outside the ordinary course of business; (vi) delay or postpone the payment of accounts payable and other liabilities outside the ordinary course of business; (vii) cancel, compromise, waive or release any right or claim (or series of related rights and claims) not covered by the reserves or accruals relating to such claim in the Company Financial Statements either involving more than $50,000 or outside the ordinary course of business without the consent of the Parent (which consent shall not be unreasonably withheld); (viii) grant any license or sublicense of any rights under or with respect to any Intangible Assets; or (ix) make any loan to, or enter into any other transaction with, any of its Affiliates, directors, officers and employees outside the ordinary course of business; (c) use, operate, maintain and repair all of its assets and properties in a normal business manner consistent with its past practices; (d) use commercially reasonable efforts to preserve in all material respects its business organization intact, to retain the services of the Employees and to conduct business with suppliers, customers, creditors and others having business relationships with the Company in the best interests of the Company; (e) not knowingly do any act or knowingly omit to do any act or, to the extent within the Company's reasonable control, knowingly permit any act or omission to act, which will cause a breach of any of the Contracts that would have a Material Adverse Effect; (f) use reasonable efforts to maintain all of the Existing Insurance Policies (or policies substantially equivalent thereto) in full force and effect; (g) not (i) except as required by any Contract or in a manner consistent with past practice, grant any increase in the rate of pay of any of the Employees; (ii) institute or amend any Employee Benefit Plan unless required by Law; (iii) enter into or modify any written employment agreement with any Person; or (iv) pay or accrue any bonus or incentive compensation to any Person; (h) other than in the ordinary course of business, not create, incur or assume any Indebtedness or make any Investment; (i) not amend the Company Charter Documents; (j) not (i) issue any additional shares of stock of any class (except pursuant to the Existing Options) or grant any warrants, options or rights to subscribe for or acquire any additional shares of stock of any class;
(ii) declare or pay any dividend or make any capital, surplus or other distributions (other than normal salaries) of any nature to the Shareholders; or
(iii) directly or indirectly redeem, purchase or otherwise acquire, recapitalize or reclassify any of its capital stock or liquidate in whole or in part; (k) timely and properly file, or timely and properly file requests for extensions to file, all federal, state, local and foreign tax returns which are required to be filed, and pay or make provision for the payment of all taxes owed by it; and
(l) not knowingly do any act or omit to do any act that would result in a breach of any representation by the Company set forth in the Merger Agreement.

     No Solicitations. Prior to the Effective Time, the Company has agreed that neither it, any of its Affiliates, nor any of the respective directors, officers, employees, agents or representatives of the foregoing, will, directly or indirectly, (i) solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or the acquisition of all or any significant part of the assets or capital stock of the Company (an "Acquisition Transaction") or (ii) negotiate, explore or otherwise engage in discussions with any Person (other than the Parent and its representatives) with respect to any Acquisition Transaction, or which may reasonably be expected to lead to a proposal for an Acquisition Transaction or enter into any agreement, arrangement or understanding with respect to any such Acquisition Transaction or which would require it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement; provided, however, that the Company may, in response

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

to an unsolicited written proposal from a third party regarding a Superior Proposal (as hereinafter defined), furnish information to and engage in discussions and negotiations with such third party, but only if the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and based upon the advice of outside independent counsel, that failing to take such action would result in a breach of the fiduciary duties of such Board of Directors under applicable Law. Without limitation of the Company's obligations, any violation of the foregoing restrictions by any director, officer, Affiliate, investment banker, financial advisor, attorney or other advisor or representative of the Company, whether or not such Person is purporting to act on behalf of the Company, or otherwise, shall be deemed to be a breach of Section 3.4 of the Merger Agreement by the Company.

     The Company has agreed that, as of March 23, 1998, it, its Affiliates, and the respective directors, officers, employees, agents and representatives of the foregoing, shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person (other than the Parent and its representatives) conducted heretofore with respect to any Acquisition Transaction. The Company has agreed to promptly advise the Parent in writing of the existence of (x) any inquiries or proposals (or desire to make a proposal) received by (or indicated to) after the date hereof, any such information requested from, or any negotiations or discussions sought to be initiated or continued with, the Company, its Affiliates, or any of the respective directors, officers, employees, agents or representatives of the foregoing, in each case from a Person (other than the Parent and its representatives) with respect to an Acquisition Transaction, and (y) the terms thereof, including the identity of such third party and the terms of any financing arrangement or commitment in connection with such Acquisition Transaction, and to update on an ongoing basis or upon the Parent's reasonable request, the status thereof. As used herein, "Superior Proposal" means a bona fide, written and unsolicited proposal or offer made by any Person (or group) (other than the Parent or any of its Subsidiaries) with respect to an Acquisition Transaction on terms which, as determined by the Board of Directors of the Company in good faith and in the exercise of reasonable judgment (based on the advice of independent financial advisors and Katten Muchin & Zavis or outside independent Minnesota counsel), would reasonably be likely to be more favorable to the Company and its Shareholders than the transactions contemplated hereby.

     Termination; Termination Fees. The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Closing (whether before or after the approval of the Merger Agreement by the shareholders), as follows: (a) by mutual written agreement of the Parent and the Company; (b) by either of the Company or Parent: (i) if (x) the Offer shall have expired without any Shares being purchased therein or (y) the Purchaser shall not have accepted for payment all Shares tendered pursuant to the Offer by September 30, 1998; provided, however, that the right to terminate the Merger Agreement under these provisions shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or the Purchaser, as the case may be, to purchase the Shares pursuant to the Offer on or prior to such date; or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable; (c) by the Company: (i) if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this clause of the Merger Agreement if the Company is at such time in breach of its obligations under the Merger Agreement; (ii) in connection with entering into a definitive agreement in connection with an Acquisition Transaction, provided it has complied with all provisions thereof, including the notice provisions therein, and that it makes simultaneous payment of the termination fee payment referred to below, plus any amounts then due as reimbursement of expenses; or (iii) if Parent or the Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Parent or the Purchaser, as applicable; (d) by Parent: (i) if, due to an occurrence, not involving a breach by Parent or the Purchaser of their obligations hereunder, which makes it impossible to satisfy any of the conditions set forth in Annex A the Merger Agreement (which are set forth in Section 14 of the Offer to Purchase), Parent, the Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; (ii) if prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure of a condition set forth in paragraph (f) or (g) of Annex A the Merger Agreement (which are set forth in paragraphs (f) and (g) of Section 14 of the Offer to Purchase) and (B) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the Company; or (iii) if either Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (e) of Annex A to the Merger Agreement (which are set forth in paragraph (e) of Section 14 of the Offer to Purchase).

     Notwithstanding any provision to the contrary contained in the Merger Agreement, the Company will immediately pay to the Parent (x) the amount of $2,500,000 and (y) all reasonably documented out-of-pocket expenses reasonably incurred by the Parent and the Purchaser in connection with the Merger Agreement and the Merger in an amount not to exceed $600,000 if the Merger Agreement is terminated: (1) by the Company pursuant to clause (c)(ii) above, (2) by the Parent pursuant to clause (d)(iii) above, (3) by Parent pursuant to clause
(d)(ii) above if the breach thereof is due to the Company's intentional or bad faith acts, or (4) by either the Company or Parent pursuant to clause (b)(i) above and (a) prior thereto there shall have been publicly announced another Acquisition Transaction or an event set forth in paragraph (h) of Annex A to the Merger Agreement (which is set forth in paragraph (h) of Section 14 of the Offer to Purchase) shall have occurred and (b) an Acquisition Transaction shall be consummated on or prior to March 31, 1999. The amount in (x) above shall be paid concurrently with any such termination and the amount in (y) above shall be paid within five (5) business days after receipt by the Company of reasonably detailed evidence of the same. Upon receipt of such payments, the Parent shall not be entitled to and shall waive the right to seek damages or other amounts or remedies from the Company for breach of, or otherwise in connection with, the Merger Agreement.

     Stock Options and Warrants. The Merger Agreement provides that the Company will not issue any additional Options and, as of the Effective Time, each Existing Option which is outstanding at the Effective Time will be exchanged for, and the holders of each such Existing Option will be entitled to receive at the Closing (or thereafter, if necessary) upon surrender of such Existing Option for cancellation, cash equal to (i) the product of (a) the difference between the Offer Price and the exercise price of each such Existing Option, times (b) the number of Shares covered by such Existing Option. It is presently anticipated by the Company that the payment to be made at the Closing to the Option holders in respect of the Existing Options will be approximately $6.6 million (before any income taxes and other required withholdings).

     The Company will take all actions necessary to ensure that, from and after the Effective Time, the Surviving Corporation will not be bound by any options, warrants, rights or agreements which would entitle any person, other than Parent or the Purchaser, to beneficially own shares of Surviving Corporation or Parent or receive any payments (other than as set forth in the preceding paragraph hereof) in respect of such options, warrants, rights or agreements. The Company will take all actions necessary to terminate each plan with respect to Existing Options as of the Effective Time.

     Indemnification; Directors' and Officers' Insurance. Subsequent to the Effective Time, the Purchaser shall cause the Surviving Corporation to, and the Surviving Corporation and Parent, jointly and severally, shall, indemnify and hold harmless each present and former director and officer of the Company (collectively, the "Indemnified Parties") against all losses in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as director or officer occurring before the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, for a period of six years after the Closing Date, in each case to the fullest extent permitted under applicable Law (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under applicable Law, upon receipt from the Indemnified Party to whom expenses are advanced of an undertaking to repay such advances as required under applicable Law); provided, however, that, if any claim for indemnification is asserted or made within such six year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. Until the Effective Time, the Company shall keep in effect Article 7 of its Articles of Incorporation and Article 5 of its Bylaws, and thereafter for a period of four years the Surviving Corporation shall keep in effect in its Articles of Incorporation and Bylaws provisions which provide for indemnification exculpation to the extent provided for in Article 7 and Article 5 of the Articles of Incorporation and Bylaws, respectively.

     Parent and the Purchaser will cause to be maintained in effect for not less than four years after the Effective Time the current policies, or substantially similar policies, of directors' and officers' liability insurance maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time; provided, however, that Parent and the Purchaser shall not be required to expend an amount greater than 150% of the annual premium of the current policy.

THE TENDER AGREEMENTS

     The following is a summary of the material terms of the Tender Agreements. This summary is qualified in its entirety by reference to the Tender Agreements, the form of which is set forth as Annex B hereto and incorporated herein by reference.

     Tender of Shares. On the terms and subject to the conditions set forth in the Tender Agreements, each of the Executive Shareholders will (i) tender the Shares owned by him (other than certain Shares pledged to a financial institution, which Shares will be tendered as soon as practicable) into the Offer promptly, and in any event no later than the fifth business day following the commencement of the Offer, or, if the Shareholder has not received the offer documents by such time, within two business days following receipt of such documents, and (ii) not withdraw any Shares so tendered (except in the event the Stock Option (as defined herein) is exercised). The Executive Shareholders will receive the same price per Share received by other shareholders of the Company in the Offer with respect to Shares tendered by them in the Offer.

     Grant of Stock Option. On the terms and subject to the conditions set forth in the Tender Agreements, each Executive Shareholder has granted to Parent an irrevocable option (the "Stock Option") to purchase the Shares owned by such Executive Shareholder at a price per Share equal to the Offer Price, exercisable at any time, in whole only, if on or after March 23, 1998: (i) any corporation, partnership, individual, trust, unincorporated association, or other entity or "person" (as defined in Section 13(d)(3) of the Exchange Act) other than Parent or any of its "affiliates" (as defined in the Exchange Act) (a "Third Party"), will have (A) commenced or announced an intention to commence a bona fide tender offer or exchange offer for any shares of Common Stock, the consummation of which would result in "beneficial ownership" (as defined in the Exchange Act) by such Third Party (together with all such Third Party's affiliates and "associates" (as defined in the Exchange Act)) of 50% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis), (B) acquired beneficial ownership of shares of Common Stock that, when aggregated with any shares of Common Stock already owned by such Third Party, its affiliates and associates, would result in the aggregate beneficial ownership by such Third Party, its affiliates and associates of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis); provided, however, that "Third Party" for purposes of this clause (B) does not include any corporation, partnership, person, other entity or group that beneficially owns more than 15% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis) as of the date hereof and that does not, after the date hereof, increase such ownership percentage by more than an additional 1% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis), (C) acquired assets constituting 15% or more of the total assets or earning power of the Company taken as a whole or (D) entered into an agreement with the Company that contemplates the acquisition of (1) assets constituting 15% or more of the total assets or earning power of the Company taken as a whole or (2) beneficial ownership of 15% or more of the outstanding voting equity of the Company; or
(ii) any of the events described in Section 9.1(c)(ii) or 9.1(d)(iii) of the Merger Agreement that would allow the Company or Parent to terminate the Merger Agreement has occurred (after the passage of any time periods set forth in such sections but without the necessity of the Company or Parent having terminated the Merger Agreement).

     Conditions to Closing. The Executive Shareholders' obligations to sell the Shares owned by them upon exercise of the Stock Option and such shareholders' obligations under the provisions described in the following paragraph are subject (at the Executive Shareholder's election) to the further conditions that there will have been no material breach of the representations, warranties, covenants or agreements of Parent or the Purchaser contained in the applicable Tender Agreement or contained in the Merger Agreement, which breach has not been cured within ten business days of the receipt of written notice thereof from the Executive Shareholder.

     Voting Agreement; Proxy. Pursuant to the Tender Agreements, each of the Executive Stockholders agreed that, so long as such Agreements are in effect, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Common Stock, however called, or in connection with any written consent of the holders of Common Stock, such Executive Shareholder will appear at the meeting or otherwise cause the Shares owned by such Executive Shareholder to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) such Shares (i) in favor of the Merger and (ii) against any action or agreement that would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company and (iii) if requested by Parent, in favor of a shareholder resolution proposed by Parent in accordance with applicable provisions of the MBCA the purpose of which is to cause the Offer and the Merger to be consummated and which does not relate to the election of directors.

     Each of the Executive Shareholders irrevocably granted to, and appointed, Parent and any nominee thereof, his proxy and attorney-in-fact (with full power of substitution) during the term of the applicable Tender Agreement, for and in the name, place and stead of such Executive Shareholder, to vote the Shares owned by such Executive Shareholder, or grant a consent or approval in respect of such Shares, in connection with any meeting of the shareholders of the Company (i) in favor of the Merger and (ii) against any action or agreement that would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company. Such proxy and power of attorney irrevocable and coupled with an interest and is intended to be irrevocable in accordance with the provisions of Section 302A.449(2) of the MBCA. Pursuant to the applicable Tender Agreement, each Executive Shareholder also represented that all proxies theretofore given by such Executive Shareholder in respect of the Shares, if any, are not irrevocable, and revoked all such proxies given with respect to the Shares.

     Certain Representations and Warranties. In connection with the Tender Agreements, the Executive Shareholders each made certain customary representations and warranties, including with respect to (i) ownership of the Shares and the absence of encumbrances on and in respect of the Executive Shareholder's Shares, (ii) the Executive Shareholder's authority to enter into and perform its obligations under the applicable Tender Agreement, (iii) the absence of conflicts and requisite governmental consents and approvals, and (iv) the absence of any broker, finder or investment banker relationship with respect to the transactions contemplated by the applicable Tender Agreement except for the engagement of Wasserstein Perella & Co., Inc. ("WP&Co.") by the Company. In connection with the Tender Agreements, each of Parent and the Purchaser made certain customary representations and warranties to the Executive Shareholders, including with respect to (i) authority to enter into and perform its obligations under the applicable Tender Agreement, (ii) absence of conflicts and requisite governmental consents and approvals, and (iii) the absence of any broker, finder of investment banker relationship with respect to the transactions contemplated by the Tender Agreements.

     Certain Covenants. Pursuant to the Tender Agreements, each Executive Shareholder covenanted and agreed that, except as contemplated by such Agreement and except pursuant to the Offer, the Executive Shareholder will not offer to sell, sell, pledge or otherwise dispose of or transfer any interest in or encumber with any lien any of the Shares owned by such Executive Shareholder, and will not (i) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein, (ii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Shares, (iii) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or (iv) take any other action with respect to such Shares that would in any way restrict, limit or interfere with the performance of the Executive Shareholder's obligations under the applicable Tender Agreement. Pursuant to the Tender Agreements, each Executive Shareholder also agreed that he will notify Parent immediately if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Executive Shareholder or his attorneys, accountants or other agents (each of such actions, an "Interest"), in each case in connection with any Acquisition Transaction indicating, in connection with such notice, the name of the person indicating such Interest and the terms and conditions of any related proposals or offers. The Executive Shareholders also agreed to cease immediately and cause to be terminated immediately any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Transaction. In addition, each Executive Shareholder agreed to keep Parent informed, on a current basis, of the status and terms of any Acquisition Transaction and to use his best efforts to ensure that his attorneys, accountants and other agents do not, directly or indirectly:
(i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal that constitutes or is reasonably likely to lead to any Acquisition Transaction, (ii) enter into any agreement with respect to any Acquisition Transaction or (iii) in the event of an unsolicited written proposal in respect of a Acquisition Transaction, engage in negotiations or discussions with, or provide any information or data to, any person (other than Parent, any of its affiliates or representatives and except for information that has been previously publicly disseminated by the Company) relating to any Acquisition Transaction.

     Termination. Except as otherwise specifically provided therein, all obligations under the Tender Agreements terminate on the earliest of (a) the date the Merger Agreement is terminated in accordance with its terms or the date the Offer is terminated by Parent or the Purchaser as a result of any failure of a condition of the Offer; provided, however, that the provisions relating to the Stock Option shall not terminate until 60 days thereafter (or such later time as permitted by such provisions if the Merger Agreement was terminated pursuant to
Section 9.1(c)(ii) or 9.1(d)(iii) thereof), (b) the purchase of all the Shares subject to the Stock Option pursuant to the Offer or pursuant to the Stock Option, or (c) on September 30, 1998.

POTENTIAL OR ACTUAL CONFLICTS OF INTEREST

     The consummation of the Offer will affect the compensation and benefits of the directors and executive officers of Ultra Pac. For further information relating to the compensation and benefits of the directors and officers of Ultra Pac reference is hereby made to the information contained under the captions "COMPENSATION OF DIRECTORS," "EMPLOYMENT AGREEMENT, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS," "COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION," "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "SHARE OWNERSHIP OF MANAGEMENT" in Ultra Pac's Proxy Statement, dated May 12, 1997, relating to Ultra Pac's Annual Meeting of Shareholders, portions of which are filed as Exhibit 4 hereto and incorporated herein by reference.

     Employment Agreements. In addition to the Employment Agreement described under the captions "EMPLOYMENT AGREEMENT, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS" in Exhibit 4 hereto, Ultra Pac entered into an employment agreement with Thomas F. Rains on March 31, 1997 (the "Rains Employment Agreement"). The Rains Employment Agreement provides for an annual salary of $25,000 plus stock options and other benefits. The initial term of the Rains Employment Agreement ends on August 31, 1998. After the initial 18 month term, the Rains Employment Agreement will continue month-to-month thereafter until terminated by either Ultra Pac or Mr. Rains on 30 days' prior written notice. Pursuant to the Rains Employment Agreement, once terminated Mr. Rains is subject to a one-year covenant not to compete. In addition, Ultra Pac entered into an employee confidentiality, non-compete and separation agreement with William J. Howard on January 31, 1997 (the "Howard Agreement"). Pursuant to the Howard Agreement, Mr. Howard agreed not to disclose any "confidential information" or claim any right in any "inventions" made, authored or conceived by him during the term of his employment. The Howard Agreement provides for separation payments up to 36 weeks base salary provided he is not terminated for "cause." If Ultra Pac is sold and Mr. Howard is terminated, Ultra Pac will pay the severance amount provided for in Mr. Howard's change of control agreement (described below) in lieu of the foregoing. Furthermore, Mr. Howard agrees that during his employment with Ultra Pac and for a period of one year after his employment with Ultra Pac ends he will not compete with Ultra Pac. The foregoing summaries of the Rains Employment Agreement and the Howard Agreement do not purport to be complete and are qualified in their entirely by reference to the full text of both agreements filed as Exhibits 5 and 6, respectively, to this Schedule 14D-9.

     Krupa Employment Agreement. As of March 22, 1998, Ultra Pac amended Mr. Krupa's employment agreement, dated as of June 20, 1989, as amended on March 31, 1990 and January 31, 1992. The amendment provides for a three-year employment term, a five-year non-competition period and three equal payments of $309,000 on April 23, of each of 1998, 1999 and 2000. In the event Mr. Krupa is terminated for a reason other than cause before the end of the three year term, he shall receive whatever salary is due for the remainder of the term. The amendment also provides that Mr. Krupa shall not receive any change in control payments as a result of the Merger and the transactions contemplated thereby.

     Vesting of Stock Options. All of the outstanding stock options to purchase Shares granted by Ultra Pac under the 1991 Stock Option Plan, 1996 Stock Option Plan, 1997 Stock Option Plan and the Outside Director's Stock Option Plan (collectively, the "Plans") immediately vest and become exercisable if approved by the Committee (as that term is defined therein) upon a "change of control." Pursuant to the Plans, the Committee has approved the acceleration and the options covered by the Plans will immediately vest and become exercisable and each individual will receive in cash the difference between $15.50 a share and the exercise price times the number of options held. The Plans are filed as Exhibits 7 through 10, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

     Change of Control Agreements. In 1997, Ultra Pac entered into Change of Control Agreements with Thomas V. Bissell, Charles C. Ahern, Jr., Gregory L. Nelson, Dan Erikstrup and William J. Howard, in addition to the Change of Control Agreement with Bradley C. Yopp described under "EMPLOYMENT AGREEMENT, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS" in Exhibit 4 hereto.

     The Change of Control Agreement generally provides that following a "change in control termination" Ultra Pac will pay the employee a lump sum payment in an amount equal to two times the employee's annual compensation. A "change in control termination" means a termination within one year of a change of control by Ultra Pac or its successors or a termination by the employee for "good reason" (as defined). The amount payable to the employee under the Change of Control Agreement is subject to certain limitations set forth in the Internal Revenue Code. The preceding discussion relating to the typical Change of Control Agreement is qualified in its entirety by reference to the full text of the agreements filed as Exhibits 11 through 15 to this Schedule 14D-9.

     Except as described herein or incorporated herein by reference, to the knowledge of Ultra Pac as of the date hereof, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between Ultra Pac or its affiliates and (i) Ultra Pac, its executive officers, directors or affiliates or (ii) Ivex or their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation

     The Board of Directors of Ultra Pac and a disinterested committee of the Board of Directors (as contemplated by Sections 302A.673 and 302A.675 on the MBCA) have each unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of Ultra Pac. The Board of Directors recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

  (b)(i) Background

     Over the last several years, from time to time, George V. Bayly, Chairman of the Board, President and Chief Executive Officer of Parent, contacted Calvin
S. Krupa, Chairman of the Board, President and Chief Executive Officer of the Company, to express Parent's interest in exploring the possibility of a business combination with the Company. On these occasions, Mr. Krupa indicated that the Company was not for sale. On January 22, 1998, Mr. Bayly called Mr. Krupa to reiterate Parent's interest in a possible business combination with the Company and to express his willingness to meet and discuss the terms of such a possible transaction. Mr. Krupa again advised Mr. Bayly that the Company was not for sale and declined to meet with Mr. Bayly, but said he would discuss with his Board of Directors the possibility of having a meeting. On January 27, 1998, Mr. Bruce Boehm, an advisor to the Company, called Mr. Bayly to inquire as to the nature of Parent's interest in pursuing an acquisition with the Company. During the next two weeks, Mr. Boehm and Mr. Tannura, Parent's Chief Financial Officer, had several telephone conversations regarding the structure, process and valuation of a possible acquisition and the timing for a possible meeting between the management of the Company and Parent. Mr. Boehm and Mr. Tannura also discussed a preliminary valuation for the Company's Common Stock, with Mr. Tannura suggesting a value of $11.00 per share. On February 9, 1998, Mr. Bayly sent Mr. Krupa a letter (reprinted below) again expressing an interest regarding a potential business combination with the Company.

     The text of the letter sent by Mr. Bayly to Mr. Krupa on February 9, 1998 is as follows:

Via Federal Express

February 9, 1998

Mr. Calvin S. Krupa
Chairman of the Board, President
  and Chief Executive Officer
Ultra Pac, Inc.
21925 Industrial Blvd.
Rogers, Minnesota 55374

Dear Mr. Krupa:

I have believed for quite some time that there is an important strategic role for PET in Ivex's Consumer Packaging business. As you know from our January 22, 1998 telephone conversation, we are very interested in meeting with you to discuss the possibility of combining our respective companies. Since our January 22nd telephone call, Frank Tannura, our CFO, and I have, at your request, attempted to pursue these discussions with your advisor, Bruce Boehm, without much success. Because of your inability or unwillingness to arrange a meeting with us, I find it necessary to communicate to you in this letter.

I want you to know that given the success of Ivex's recently completed initial public offering and the current breadth of our Consumer Packaging business (various materials and international presence), our interest in significantly expanding our PET business is greater today than it has ever been.

As you may or may not be aware, Ivex has been investing internally in PET extrusion and thermoforming over the past few years and expects to invest significant capital in our PET business (both internally and through acquisition) during 1998 and 1999.

We believe that there are clear and compelling advantages to both Ivex and Ultra Pac from the combination of our two companies and that such a transaction would create significant value for each of our two companies and our respective stockholders. We are extremely impressed with the business that you and your management team have developed and the manner in which it would complement our business. We believe that the complementary aspects of our two companies' products, customers and distribution capabilities would enable the combined entity to be an even more effective competitor.

As I have briefly discussed with you and as Frank Tannura has emphasized to Mr. Boehm, we are prepared to meet with you and/or your representatives at your earliest convenience to discuss our ideas and to negotiate a mutually satisfactory merger transaction (at a significant premium over current market value) which we are confident could be quickly and successfully concluded. We have existing bank availability and/or Ivex stock to fund any proposed transaction that best serves your shareholders.

We hope that you and your Board of Directors will view our proposal to combine our respective companies as an excellent opportunity for the Ultra Pac stockholders to realize the full value of their shares (to an extent not likely to be available to them in the marketplace in the foreseeable future). In the context of a negotiated, friendly transaction, we are prepared to discuss all aspects of our proposal fully with you and would hope and expect that you and your management team would manage our combined PET business.

At this point, we hope that you will agree that the best way to proceed would be to begin confidential, non-public discussions to see if we can quickly negotiate a transaction that can be presented to your stockholders as the joint effort of Ivex's and Ultra Pac's Board of Directors and management. Therefore, at this point, we hope this letter and its contents will remain private between us, although we believe that your shareholders may be interested in learning more about our ideas.

We would appreciate it if you and your Board of Directors will give this proposal prompt and serious consideration. We would request a response as soon as possible, and preferably no later than February 13, 1998.

Sincerely yours,

George V. Bayly
Chairman, President and
Chief Executive Officer

     After receiving Mr. Bayly's letter, Frank Harvey, a Director of the Company, called Parent to ascertain possible dates for a meeting between the management of the Company and Parent.

     On February 25, 1998, the Company retained WP&Co. as the Company's financial advisor. On February 25, 1998 and February 26, 1998, the Company's Board of Directors, its legal advisors and representatives of WP&Co. met to discuss the Company's strategic alternatives in light of the potential values that might be achieved for shareholders of the Company through the sale of the Company, through continued implementation of the Company's strategic plan as an independent company and through other possible strategies. At the conclusion of the meeting, the Board of Directors authorized WP&Co. to approach a limited number of potential acquirors to determine their level of interest regarding a potential strategic transaction with the Company and directed management to meet with and listen to a possible proposal from Parent. The Board of Directors also adopted a shareholder rights plan and amendments to the Company's bylaws regarding certain notice provisions.

     On March 2, 1998, the Company and Parent entered into a confidentiality agreement preceding Parent's review of confidential information regarding the Company, and members of the Company's and Parent's management met. During such meeting, Parent indicated that it would be interested in discussing the acquisition of the Shares, pursuant to a merger transaction, at a price in the range of $12.00 per share, subject to certain conditions.

     Also on March 2, 1998, WP&Co., on behalf of the Company, began to approach a limited number of potential acquirors to determine their level of interest regarding a potential strategic transaction with the Company.

     On March 8, 1998, the Company's Board held a special meeting to explore further the Company's strategic alternatives. The Company's management and representatives of WP&Co. reported to the Board the status of discussions with Parent and the results of WP&Co.'s preliminary discussions with other potential acquirors.

     On March 10, 1998, WP&Co. met with representatives of Parent to discuss possible purchase price ranges for the Company and the nature and extent of Parent's proposed due diligence investigation of the Company. Thereafter, representatives of the Company and the Company's financial advisors had several telephone conversations with representatives of Parent to review business issues with respect to a possible transaction with Parent.

     On March 14, 1998, representatives of the Company, its legal advisors and WP&Co. held a conference call to discuss the indications of interests received to date from other potential acquirors.

     On March 16, 1998, the Company delivered to Parent certain limited due diligence information for Parent's review. The information shared with Parent included financial projections prepared by the Company's management (see Section
8).

     On March 18, 1998, a representative of Parent conducted certain financial due diligence at the Company's auditors and on March 19, 1998, representatives of Parent toured the Company's manufacturing facility in Rogers, Minnesota and met with the Company's management to discuss further the nature and performance of the Company's business. During the evening of March 19, 1998, members of senior management of the Company and Parent met to continue discussions concerning Parent's valuation of the Company. The parties discussed a range of $15 to $18 per share in cash as merger consideration, as well as other terms of a possible transaction. The parties considered that a value of $17.60 a share was appropriate to discuss with their respective Boards and directed their respective legal advisors to negotiate the terms of a definitive merger agreement providing for Parent's acquisition of the Company for cash.

     Negotiations between the Company and Parent continued from March 20 through the early morning on March 23, 1998. Following meetings of its Board of Directors, Parent presented the Company with an offer of $15.50 per Share, and, after further negotiations between the parties and receipt of the opinion of WP&Co., the Company's Board of Directors and a Special Committee established pursuant to the MBCA approved the Merger Agreement and the transactions contemplated thereby. Following this approval, the Merger Agreement and the Tender Agreements were executed, and the transaction was publicly announced on March 23, 1998.

  (b)(ii) Reasons for the Recommendations

     Prior to approving the Merger Agreement and the transactions contemplated thereby, the Board held meetings on February 25, 26, March 8 and 22, 1998. At its meeting on March 22, 1998, the Board considered presentations from, and reviewed the terms and conditions of the Merger Agreement and the Merger and the Offer with senior executive officers of Ultra Pac, Ultra Pac's legal counsel and Ultra Pac's financial advisor, WP&Co. At the March 22, 1998 meeting, the Board received final reports from senior management, legal counsel and WP&Co. and approved the Merger Agreement and the transactions contemplated thereby. In reaching the conclusions set forth in paragraph (a) above, the Board of Directors of Ultra Pac considered a number of factors including, without limitation, the following:

          (A) The consideration offered by the Purchaser, and in particular the fact that the $15.50 per Share to be received by Ultra Pac's shareholders in the Offer or the Merger represents an approximately 132% premium over the closing market price of $6.688 per Share on March 20, 1998 (the last trading day prior to the March 22 Board of Directors meeting and an approximately 123% premium over the closing market price 30 days prior to March 22, 1998.

          (B) Ultra Pac's financial condition, results of operations, assets, liabilities, business and prospects and industry, economic and market conditions, including the inherent risks and uncertainties in Ultra Pac's lines of business (including its dependence on the price of raw materials) and in Ultra Pac's expansion plans, in each case on a historical, current and prospective basis;

          (C) Ultra Pac had seriously considered pursuing a transaction with Ivex because it believed that the two companies' strengths were complementary and that the combination of the two companies would permit the achievement of certain economies of scale and other synergies. The Board of Directors ultimately determined, after consideration of views of senior management, that in its view the combination of the two companies presented the best available means of achieving the highest value reasonably obtainable for holders of its Shares;

          (D) Ivex's expressed intent that after the Merger, Ultra Pac would continue to be run as an independent business unit of Ivex;

          (E) Management's analysis of the future prospects of Ultra Pac on a stand-alone basis;

          (F) The historical and recent market prices for the Shares and potential future share prices;

          (G) The Board's view, after consultation with management, counsel to Ultra Pac and WP&Co., regarding the likelihood of the existence of other viable purchasers on terms as favorable as those in the Offer and the Merger;

          (H) The opinion of WP&Co. to the effect that as of the date of such opinion, the cash consideration to be received in the Offer and the Merger, based upon and subject to the assumptions and limitations set forth therein by the Ultra Pac shareholders is fair to such shareholders from a financial point of view. A copy of the written opinion of WP&Co. dated March 22, 1998, which sets forth the factors considered, assumptions made and limitations on the review conducted by WP&Co. is attached as Annex C hereto, and is incorporated herein by reference. SHAREHOLDERS ARE ENCOURAGED TO READ THE OPINION OF WP&CO. CAREFULLY AND IN ITS ENTIRETY;

          (I) the availability of appraisal rights under Sections 302A.471 and 302A.473 of the MBCA for Dissenting Shares;

          (J) The terms and conditions of the Merger Agreement, including provisions that (a) although prohibiting Ultra Pac and its representatives from soliciting or initiating any Acquisition Transaction, permit Ultra Pac and its representatives to furnish information to, and negotiate and otherwise engage in discussions with, any third party in response to an unsolicited written Superior Proposal to the extent the Board determines in good faith, after consultation with its financial advisors and based upon the advice of outside independent counsel, that failing to take such action would result in a breach of the fiduciary duties of the Board under applicable law, and (b) permit Ultra Pac to terminate the Merger Agreement to accept a an alternative Acquisition Transaction (upon which termination of the Merger Agreement, the Tender and Option Agreements would also terminate), subject to payment of a termination fee of $2,500,000 plus reasonable expenses of Parent and the Purchaser not to exceed $600,000;

          (K) Calvin S. Krupa's and James A. Thole's, directors and principal shareholders of Ultra Pac, support of the Merger Agreement and the transactions contemplated thereby and their willingness to enter into the Tender Agreements, the fact that such shareholders would receive the same consideration as the other shareholders of Ultra Pac, and that the Tender Agreements would not preclude an alternative third-party proposal, as the Tender Agreements would terminate in the event the Merger Agreement were terminated in connection with the Company entering into a Superior Proposal;

          (L) The proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration and the fact that there is no financing or due diligence contingency to the Offer. In this connection, the Board also considered the likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the conditions to the Offer and the Merger contained in the Merger Agreement, and the risks to Ultra Pac if the acquisition were not consummated; and

          (M) The recommendation of Ultra Pac's management with respect to the proposed transaction.

     The Board evaluated the factors listed above in light of the directors' knowledge of the business and operations of Ultra Pac and in their business judgment. In view of the variety of factors considered by the

Board in connection with its evaluation of the Merger Agreement and the Offer and the Merger, the Board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors in making their individual determinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement dated, as of March 22, 1998 (the "Engagement Letter"), between Ultra Pac and WP&Co., Ultra Pac engaged WP&Co. on an exclusive basis as its financial advisor with respect to the possible disposition of Ultra Pac, in one or a series of transactions, including through the sale or exchange of capital stock, a merger, consolidation or other business combination, an exchange or tender offer, the formation of a joint venture, partnership or similar entity, or any similar transaction. The Engagement Letter provides for the payment to WP&Co. of a financial advisory fee of $50,000, payable upon execution of the Engagement Letter, to be credited against any transaction fee payment to WP&Co. In the event of the occurrence of any of the transactions described above, the Engagement Letter provides for the payment to WP&Co. of a transaction fee of two percent (2%) of the transaction value representing a price per share of $15.00 a share, plus three and one-half percent (3.5%) of the transaction value representing a price per share greater than $15.00 per share. Ultra Pac also agreed to reimburse WP&Co. for its out-of-pocket expenses, including fees and expenses of its legal counsel. In addition, Ultra Pac agreed to indemnify WP&Co. against certain liabilities, including liabilities arising under federal securities laws.

     Ultra Pac retained WP&Co. based on its experience and expertise. WP&Co. is a internationally recognized investment banking and advisory firm. WP&Co., as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the course of its market making and other trading activities, WP&Co. and its affiliates may, from time to time, have a long or short position in, and may buy and sell, securities of Ultra Pac.

     Neither Ultra Pac nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders of Ultra Pac on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of Ultra Pac's knowledge, other than the execution of the Tender Agreements, no transactions in Shares have been effected during the past 60 days by Ultra Pac or by any executive officer, director, affiliate or subsidiary of Ultra Pac.

     (b) To the best of Ultra Pac's knowledge, all of its executive officers and directors who own Shares intend to tender pursuant to the Offer all Shares which are owned beneficially or of record by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, Ultra Pac is not presently engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization involving Ultra Pac or any subsidiary of Ultra Pac; (ii) a purchase, sale or transfer of a material amount of assets by Ultra Pac or any subsidiary of Ultra Pac; (iii) a tender offer for or other acquisition of securities by or of Ultra Pac; or (iv) any material change in the present capitalization or dividend policy of Ultra Pac.

     (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Rights Plan.

     On February 27, 1998, Ultra Pac entered into a Rights Agreement (the "Rights Agreement") with Norwest Bank Minnesota, N.A., as rights agent, under which preferred stock purchase rights (the "Rights") were distributed on March 18, 1998, at the rate of one Right for each outstanding Share, to shareholders of record on that date. In connection with the Merger Agreement, Ultra Pac executed Amendment No. 1 the ("Amendment No. 1") to the Rights Agreement.

     Amendment No. 1 amends Sections 1(a), 3(a), 11, and 13 of the Rights Agreement to provide that the announcement, commencement or consummation of the Offer or the execution of the Merger Agreement and any amendments thereto and the Tender Agreements or the consummation of the transactions contemplated thereby (including, without limitation, the Offer and the Merger), will not (i) cause Ivex, the Purchaser or any of their respective Affiliates or Associates to become an "Acquiring Person" (as defined in the Rights Agreement), (ii) give rise to a Distribution Date (as defined in the Rights Agreement) or (iii) trigger certain other events specified in the Rights Agreement.

     In addition, Amendment No. 1 amends Section 7(a) of the Rights Agreement to provide that the Rights are exercisable at or prior to the earliest of (i) the close of business on February 27, 2008, (ii) immediately prior to the effective time of the Merger, (iii) the time at which the Rights are redeemed as provided in Section 23 of the Rights Agreement or (iv) the time at which the Rights are exchanges as provided in Section 24 of the Rights Agreement. The preceding discussion relating to the Amendment No. 1 is qualified in its entirety by reference to the full text of Amendment No. 1 filed as Exhibit 17 to this
Schedule 14D-9.

                                 EXHIBITS INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
     1        Agreement and Plan of Merger dated as of March 23, 1998
              among Ivex Packaging Corporation, Package Acquisition, Inc.
              and Ultra Pac, Inc. (attached as Annex A herein)
     2        Form of Tender and Option Agreement (attached as Annex B
              herein).
     3        Amendment No. 3 to Employment Agreement between Ultra Pac
              and Calvin S. Krupa dated March 22, 1998.(1)
     4        *Portions of Ultra Pac's Proxy Statement, dated May 12,
              1997.
     5        *Employment Agreement between Ultra Pac and Thomas F. Rains dated March 31, 1997.
     6        *Employee Confidentiality, Non-Compete and Separation
              Agreement between Ultra Pac and William J. Howard dated
              January 31, 1997.
     7        Ultra Pac's 1991 Stock Option Plan.(2)
     8        Ultra Pac's 1996 Stock Option Plan.(3)
     9        *Ultra Pac's 1997 Stock Option Plan.
    10        Ultra Pac's Outside Director Stock Option Plan.(4)
    11        *Change of Control Agreement between Ultra Pac and Thomas V.
              Bissell dated November 13, 1997.
    12        *Change of Control Agreement between Ultra Pac and Charles
              C. Ahern, Jr. dated November 13, 1997.
    13        Change of Control Agreement between Ultra Pac and Gregory L.
              Nelson dated March 3, 1997.(5)
    14        Change of Control Agreement between Ultra Pac and Dan
              Erikstrup dated February 28, 1997.(5)
    15        Change of Control Agreement between Ultra Pac and William J.
              Howard dated January 31, 1997.(5)
    16        *Press release dated March 23, 1998.
    17        Amendment No. 1 to Rights Agreement dated as of March 22,
              1998 between Ultra Pac, Inc. and Norwest Bank Minnesota,
              N.A.(6)

-------------------------
* Filed herewith.

(1) To be filed by Amendment to this 14D-9.

(2) Incorporated by reference to the specified exhibit to the Form 10-Q for the quarter ended July 31, 1991.

(3) Incorporated by reference to the specified exhibit to the Form 10-Q for the quarter ended April 30, 1997.

(4) Incorporated by reference to the specified exhibit to the Form 10-Q for the quarter ended April 30, 1992.

(5) Incorporated by reference to the specified exhibit to the 10-K for the year ended January 31, 1997.

(6) Incorporated by reference to the specified exhibit to the Registration Statement on Form 8-A/A dated March 26, 1998.

                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          ULTRA PAC INC.

                                          By:     /s/ CALVIN S. KRUPA
                                          --------------------------------------
                                          Name: Calvin S. Krupa
                                          Title: Chairman, Chief Executive
                                          Officer and President

Dated: March 26, 1998

                                    ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF
                                 MARCH 23, 1998

                                     AMONG

                          IVEX PACKAGING CORPORATION,
                           PACKAGE ACQUISITION, INC.
                                      AND
                                ULTRA PAC, INC.

                               TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----

                                  ARTICLE 1
DEFINITIONS............................................................   A-1

                                  ARTICLE 2
THE OFFER AND MERGER...................................................   A-4
   2.1     The Offer...................................................   A-4
   2.2     Company Actions.............................................   A-5
   2.3     Directors...................................................   A-6
   2.4     The Merger..................................................   A-6
   2.5     Effective Time; Filing of Articles of Merger................   A-7
   2.6     Articles of Incorporation...................................   A-7
   2.7     By-Laws.....................................................   A-7
   2.8     Directors and Officers......................................   A-7
   2.9     Additional Actions..........................................   A-7
   2.10    Time and Place of Closing...................................   A-7
   2.11    Conversion of Company Common Stock..........................   A-7
   2.12    Exchange of Shares..........................................   A-8
           No Further Rights or Transfers; Cancellation of Treasury
   2.13    Shares......................................................   A-9
   2.14    Dissenters' Rights..........................................   A-9
   2.15    Special Meeting of Shareholders.............................  A-10
   2.16    Merger Without Meeting of Shareholders......................  A-10
   2.17    Commercially Reasonable Efforts.............................  A-10
   2.18    Existing Options............................................  A-11

                                  ARTICLE 3
OTHER AGREEMENTS.......................................................  A-11
   3.1     Access......................................................  A-11
   3.2     Disclosure Letter...........................................  A-11
   3.3     Deliveries of Information...................................  A-11
   3.4     Acquisition Proposals.......................................  A-11
   3.5     Public Announcements........................................  A-12
   3.6     Confidentiality Agreement...................................  A-12
   3.7     Regulatory and Other Approvals..............................  A-12

                                  ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY..........................  A-13
   4.1     Organization; Business......................................  A-13
   4.2     Capitalization..............................................  A-13
   4.3     Authorization; Enforceability...............................  A-14
   4.4     No Violation or Conflict....................................  A-14
   4.5     Title to Assets.............................................  A-14
   4.6     Litigation..................................................  A-14
   4.7     Books and Records; Company Financial Statements.............  A-15
   4.8     Absence of Certain Changes..................................  A-15
   4.9     Buildings and Equipment.....................................  A-16
   4.10    Performance of Contracts....................................  A-16
   4.11    Employee Benefit Plans......................................  A-16
   4.12    Brokers.....................................................  A-17
   4.13    Taxes.......................................................  A-17
   4.14    Real Estate.................................................  A-18
   4.15    Governmental Approvals......................................  A-18
   4.16    No Pending Acquisitions.....................................  A-18
   4.17    Labor Matters...............................................  A-18
   4.18    Existing Permits and Violations of Law......................  A-18
   4.19    Intangible Assets...........................................  A-19

                                                                         PAGE
                                                                         ----

   4.20    Customers and Suppliers.....................................  A-19
   4.21    Environmental Protection....................................  A-19
   4.22    Vote Required...............................................  A-20
   4.23    Returns.....................................................  A-20
   4.24    SEC Reports.................................................  A-21
   4.25    Content of Proxy Statement..................................  A-21
   4.26    Opinion of Financial Advisor................................  A-21
   4.27    Certain Agreements..........................................  A-21
   4.28    Rights Agreement............................................  A-21

                                  ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PARENT AND ACQUISITION...........  A-22
   5.1     Due Incorporation and Authority.............................  A-22
   5.2     Consents and Approvals......................................  A-22
   5.3     No Broker's, Finder's or Similar Fees.......................  A-22
   5.4     No Violation or Conflict....................................  A-22
   5.5     Litigation..................................................  A-22
   5.6     Sufficient Funds............................................  A-22

                                  ARTICLE 6
COVENANTS..............................................................  A-23
   6.1     Conduct of Business by the Company..........................  A-23
   6.2     Shareholder Option Agreements...............................  A-24

                                  ARTICLE 7
CONDITIONS.............................................................  A-24
           Conditions to Each Party's Obligation to Effect the
   7.1     Merger......................................................  A-24
           Condition to Parent's and Acquisition's Obligation to Effect
   7.2     the Merger..................................................  A-24

                                  ARTICLE 8
NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION.........  A-24
   8.1     No Survival of Representations and Warranties...............  A-24
   8.2     Directors' and Officers' Indemnification....................  A-24

                                  ARTICLE 9
TERMINATION............................................................  A-25
   9.1     Termination.................................................  A-25
   9.2     Rights on Termination.......................................  A-26
   9.3     Termination Fee Payable to the Parent.......................  A-26
   9.4     Other Remedies..............................................  A-27

                                  ARTICLE 10
MISCELLANEOUS..........................................................  A-27
  10.1     Expenses....................................................  A-27
  10.2     Entire Agreement; Amendment.................................  A-27
  10.3     Governing Law...............................................  A-27
  10.4     Assignment..................................................  A-27
  10.5     Notices.....................................................  A-27
  10.6     Counterparts; Headings......................................  A-28
  10.7     Interpretation..............................................  A-28
  10.8     Specific Performance........................................  A-28
  10.9     No Reliance.................................................  A-28
  10.10    Exhibits and Schedules......................................  A-28
  10.11    No Third Party Beneficiary..................................  A-28

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of March 23, 1998 (the "Agreement"), among IVEX PACKAGING CORPORATION, a Delaware corporation (the "Parent"), PACKAGE ACQUISITION, INC., a Minnesota corporation and a wholly owned indirect subsidiary of Parent ("Acquisition"), and ULTRA PAC, INC., a Minnesota corporation (the "Company"). The Company and Acquisition are hereinafter sometimes collectively referred to as the "Constituent Corporations."

     WHEREAS, the Boards of Directors of the Parent, Acquisition and the Company have approved and deem it advisable and in the best interests of their respective shareholders to consummate the acquisition of the Company by the Parent upon the terms and subject to the conditions set forth herein;

     WHEREAS, as a condition and inducement to Parent's and Acquisition's willingness to enter into this Agreement, concurrently with the execution hereof, certain beneficial and record shareholders of the Company are entering into tender and option agreements (each, a "Tender and Option Agreement") obligating such shareholder to tender his shares of Company Common Stock pursuant to the Offer (each as hereinafter defined) and granting an option to Parent with respect to their respective shares of Company Common Stock, substantially in the form attached hereto as Exhibit 2; and

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the Parent, Acquisition and the Company agree as follows:

                                   ARTICLE 1

                                  DEFINITIONS

     When used in this Agreement, and in addition to the other terms defined herein, the following terms shall have the meanings specified:

     1.1 Accounts. "Accounts" shall mean all accounts receivable, notes and associated rights owned by the Company.

     1.2 Affiliate. "Affiliate" shall mean, in relation to any party hereto, any entity directly or indirectly controlling, controlled by or under common control with such party.

     1.3 Agreement. "Agreement" shall mean this Agreement and Plan of Merger, together with the Exhibits attached hereto and the Disclosure Letter, as the same may be amended from time to time in accordance with the terms hereof.

     1.4 Articles of Merger. "Articles of Merger" shall mean the Articles of Merger in substantially the form of Exhibit 1 attached to this Agreement.

     1.5 Buildings. "Buildings" shall mean all buildings, fixtures, structures and improvements leased or owned by the Company.

     1.6 Code. "Code" shall mean the Internal Revenue Code of 1986, as the same may be in effect from time to time.

     1.7 Company. "Company" shall mean Ultra Pac, Inc., a Minnesota corporation.

     1.8 Company Common Stock. "Company Common Stock" shall mean shares of common stock of the Company, no par value.

     1.9 Company Financial Statements. "Company Financial Statements" shall mean the audited Consolidated Balance Sheet, Consolidated Statement of Operations, Consolidated Statement of Cash Flows and Consolidated Statement Shareholders Equity of Company and related notes for each of the fiscal years ended on January 31, 1995, January 31, 1996 and January 31, 1997.

     1.10 Contracts. "Contracts" shall mean all of the material contracts, agreements, and obligations, written or oral, to which the Company is a party or by which the Company or any of its assets are bound, including, without limitation, any loan, bond, mortgage, indenture, lease, instrument, franchise or license.

     1.11 Control. "Control" (including the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, through the ownership of voting securities or by contract.

     1.12 Dissenting Shares. "Dissenting Shares" shall mean shares of the Company Common Stock which dissent from the Merger in accordance with the provisions of the MBCA.

     1.13 Employees. "Employees" shall mean all of the employees of the Company.

     1.14 Employee Benefit Plans. "Employee Benefit Plans" shall mean any pension plan, profit sharing plan, bonus plan, incentive compensation plan, stock purchase plan, stock ownership plan, stock option plan, stock appreciation plan, employee benefit plan, employee benefit policy, retirement plan, fringe benefit program, insurance plan, severance plan, disability plan, health care plan, sick leave plan, death benefit plan, or any other plan, program or policy to provide retirement income, fringe benefits or other benefits to former or current employees of the Company (including, without limitation, any employee pension benefit plan, employee welfare plan or multi-employer plan as each term is defined in ERISA).

     1.15 Equipment. "Equipment" shall mean all machinery, equipment, boilers, furniture, fixtures, motor vehicles, furnishings, parts, tools, office equipment, computers and other items of tangible personal property owned or used by the Company.

     1.16 ERISA. "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as the same may be in effect from time to time.

     1.17 Existing Corporate Jurisdictions. "Existing Corporate Jurisdictions" shall mean those states, provinces and foreign countries in which the Company is qualified to do business as a foreign corporation.

     1.18 Existing Insurance Policies. "Existing Insurance Policies" shall mean all of the insurance policies currently in effect and owned by the Company.

     1.19 Existing Liens. "Existing Liens" shall mean those Liens affecting any of the assets or properties of the Company.

     1.20 Existing Options. "Existing Options" shall mean any of the following relating to any capital stock or other equity interest of the Company and as described in the Disclosure Letter (as defined in Section 3.2): (a) options or warrants (whether vested or not) to purchase or other rights (including registration rights), agreements, arrangements or commitments of any character to which the Company is a party relating to the issued or unissued capital stock or other equity or phantom equity interests of the Company to grant, issue or sell any shares of the capital stock or other equity or phantom equity interests of the Company by sale, lease, license or otherwise; (b) rights to subscribe for or purchase any shares of the capital stock or other equity or phantom equity interests of the Company; or (c) Contracts with respect to any right to purchase, put or call.

     1.21 Existing Permits. "Existing Permits" shall mean those permits, licenses, approvals, qualifications, authorizations, and registrations required by Law which the Company has or holds.

     1.22 Existing Plans. "Existing Plans" shall mean all material Employee Benefit Plans of the Company.

     1.23 Indebtedness. "Indebtedness" shall mean all liabilities or obligations of the Company, whether primary or secondary or absolute or contingent, in excess of $50,000 as to any single item: (a) for borrowed money; or (b) evidenced by notes, bonds, debentures or similar instruments; or (c) secured by Liens on any assets of the Company.

     1.24 Intangible Assets. "Intangible Assets" shall mean (a) any invention, United States and foreign patents, pending patent applications, trade names, trade dress, logos, corporate names, trademarks, service marks, trademark registrations, service mark registrations, pending trademark applications, pending service mark applications, registered copyrights, and pending copyright applications, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (b) proprietary software; and (c) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals).

     1.25 Investment. "Investment" by the Company shall mean (a) any transfer or delivery of cash, stock or other property or value by the Company in exchange for equity, debt, preferred stock, partnership interest, participation or any other security of another Person; (b) any loan or capital contribution to or in any other Person; (c) any guaranty of any obligation to pay money to, or perform an obligation, of any other Person; and (d) any investments in any property or assets other than properties and assets acquired and used in the ordinary course of the business of the Company.

     1.26 Law. "Law" shall mean any foreign, federal, state or local governmental law, rule, regulation or requirement, including any rules, regulations and orders promulgated thereunder and any orders, decrees, consents or judgments of any governmental regulatory agencies and courts having the force of law, other than any Environmental Laws.

     1.27 Lien. "Lien" shall mean, with respect to any asset (real, personal or mixed): (a) any mortgage, pledge, lien, easement, lease, title defect or imperfection or any other form of security interest, whether imposed by Law or by Contract; and (b) the interest of a vendor or lessor under any conditional sale agreement, financing lease or other title retention agreement relating to such asset.

     1.28 Material Adverse Effect. "Material Adverse Effect" shall mean a material adverse effect on the business, condition (financial or otherwise), results of operations, assets or liabilities of the Company taken as a whole.

     1.29 MBCA. "MBCA" shall mean the Minnesota Business Corporation Act.

     1.30 Merger. "Merger" shall mean the merger of Acquisition with and into the Company pursuant to this Agreement.

     1.31 Optionholders. "Optionholders" shall mean all Persons holding the Existing Options.

     1.32 Permitted Liens. "Permitted Liens" shall mean those of the Existing Liens that do not materially detract from the value of the property or assets of the Company taken as a whole subject thereto and do not materially impair the business or operations of the Company taken as a whole.

     1.33 Person. "Person" shall mean a natural person, corporation, limited liability company, association, joint stock company, trust, partnership, governmental entity, agency or branch or department thereof, or any other legal entity.

     1.34 Real Estate. "Real Estate" shall mean the parcels of real property owned or leased by the Company.

     1.35 Rights. "Rights" shall mean those Preferred Share Purchase Rights issued pursuant to the Rights Agreement dated February 27, 1998.

     1.36 Shareholders. "Shareholders" shall mean all Persons owning any shares of Company Common Stock.

     1.37 Subsidiary. "Subsidiary" shall mean any corporation, at least a majority of the outstanding capital stock of which (or any class or classes, however designated, having ordinary voting power for the election of at least a majority of the board of directors of such corporation) shall at the time be owned by the relevant Person directly or through one or more corporations which are themselves Subsidiaries.

                                   ARTICLE 2

                              THE OFFER AND MERGER

     2.1 The Offer.

          (a) As promptly as practicable (but in no event later than five business days after the public announcement of the execution hereof), Acquisition shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act")) a tender offer (the "Offer") for all of the outstanding shares of Company Common Stock (including the Rights) at a price of $15.50 per share of Company Common Stock, net to the seller in cash (such price, or any such higher price per share as may be paid in the Offer, being referred to herein as the "Offer Price"), subject to there being validly tendered and not withdrawn prior to the expiration of the Offer, that number of shares of Company Common Stock which represents at least a majority of the Company Common Stock outstanding on a fully diluted basis (the "Minimum Condition") and to the other conditions set forth in Annex A hereto, and shall consummate the Offer in accordance with its terms ("fully diluted basis" means issued and outstanding Company Common Stock and Company Common Stock subject to issuance under warrants and outstanding employee stock options). The obligations of Acquisition to accept for payment and to pay for any Company Common Stock validly tendered on or prior to the expiration of the Offer and not withdrawn shall be subject only to the Minimum Condition and the other conditions set forth in Annex A hereto. The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") containing the terms set forth in this Agreement, the Minimum Condition and the other conditions set forth in Annex A hereto. Acquisition shall not amend or waive the Minimum Condition and shall not decrease the Offer Price or decrease the number of shares of Company Common Stock sought, or amend any other condition of the Offer in any manner adverse to the holders of the Company Common Stock without the prior written consent of the Company; provided, however, that if on the initial scheduled expiration date of the Offer which shall be 20 business days after the date of the Offer is commenced, the sole condition remaining unsatisfied is the failure of the waiting period under the HSR Act (as defined below) to have expired or been terminated, Acquisition shall extend the expiration date from time to time until two business days after the expiration of the waiting period under the HSR Act. Acquisition shall, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for Company Common Stock tendered as soon as it is legally permitted to do so under applicable law; provided, however, that if, immediately prior to the initial expiration date of the Offer (as it may be extended), the Company Common Stock tendered and not withdrawn pursuant to the Offer equals less than 90% of the outstanding Company Common Stock, Acquisition may extend the Offer one time for a period not to exceed twenty business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer.

          (b) As soon as practicable on the date the Offer is commenced, Parent and Acquisition shall file with the United States Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1 with respect to the Offer (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-1"). The Schedule 14D-1 will include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments and supplements thereto, the "Offer Documents"). The Offer Documents will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Acquisition with respect to information furnished by the Company to Parent or Acquisition, in writing, expressly for inclusion in the Offer Documents. The information supplied by the Company to Parent or Acquisition, in writing, expressly for inclusion in the Offer Documents and by Parent or Acquisition to the Company, in writing, expressly for inclusion in the Schedule 14D-9 (as hereinafter defined) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (c) Each of Parent and Acquisition will take all steps necessary to cause the Offer Documents to be filed with the SEC and to be disseminated to holders of the Company Common Stock, in each case as and to the extent required by applicable federal securities laws. Each of Parent and Acquisition, on the one hand, and the Company, on the other hand, will promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and Parent and Acquisition will take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of the Company Common Stock, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given the opportunity to review the Schedule 14D-1 before it is filed with the SEC. In addition, Parent and Acquisition will provide the Company and its counsel in writing with any comments, whether written or oral, Parent, Acquisition or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments.

     2.2 Company Actions.

          (a) The Company hereby approves of and consents to the Offer and represents that its Board of Directors, at a meeting duly called and held, acting upon the unanimous recommendation of the special committee of all independent directors (the "Special Committee") of the Board of Directors established pursuant to Section 302A.673(d) of the MBCA on March 22, 1998 has (i) unanimously determined that each of the Agreement, the Offer and the Merger are fair to and in the best interests of the shareholders of the Company, (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger (collectively, the "Transactions"), and such approval constitutes approval of the Offer, this Agreement and the Transactions, including the Merger, for purposes of
     Section 302A.673 of the MBCA, such that Section 302A.671 of the MBCA will not apply to the Transactions contemplated by this Agreement, and (iii) resolved to recommend that the shareholders of the Company accept the Offer, tender their Company Common Stock thereunder to Acquisition and approve and adopt this Agreement and the Merger; provided, that such recommendation may be withdrawn, modified or amended if, in the good faith opinion of the Board of Directors, based upon the receipt of advice from outside independent legal counsel, failure to withdraw, modify or amend such recommendation would result in the Board of Directors violating its fiduciary duties to the Company's shareholders under applicable Law.

          (b) Concurrently with the commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-9") which shall, subject to the proviso of Section 2.2(a), contain the recommendation referred to in clause (iii) of Section 2.2(a) hereof. The Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information furnished by Parent or Acquisition for inclusion in the Schedule 14D-9. The Company further agrees to take all steps necessary to cause the Schedule 14D-9 to be filed with the SEC and to be disseminated to holders of Company Common Stock, in each case as and to the extent required by applicable federal securities laws. Each of the Company, on the one hand, and Parent and Acquisition, on the other hand, agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false and misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Company Common Stock, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given the opportunity to review the Schedule 14D-9 before it is filed with the SEC. In addition, the Company agrees to provide Parent, Acquisition and their counsel with any comments, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications.

          (c) In connection with the Offer, the Company will promptly furnish or cause to be furnished to Acquisition mailing labels, security position listings and any available listing, or computer file containing the names and addresses of all recordholders of Company Common Stock as of a recent date, and shall furnish Acquisition with such additional information (including, but not limited to, updated lists of holders of Company Common Stock and their addresses, mailing labels and lists of security positions) and assistance as the Acquisition or its agents may reasonably request in communicating the Offer to the record and beneficial holders of the Company Common Stock. Except for such steps as are necessary to disseminate the Offer Documents, Parent and Acquisition shall hold in confidence the information contained in any of such labels and lists and the additional information referred to in the preceding sentence, will use such information only in connection with the Offer, and, if this Agreement is terminated, will, upon request of the Company, deliver or cause to be delivered to the Company all copies of such information then in its possession or the possession of its agents or representatives.

     2.3 Directors.

          (a) Promptly upon the purchase of and payment for any Company Common Stock by Parent or any of its subsidiaries which represents at least a majority of the outstanding Company Common Stock (on a fully diluted basis, as defined in Section 2.1(a)), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on such Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the number of shares of Company Common Stock so accepted for payment bears to the total number of shares of then outstanding. In furtherance thereof, the Company shall, upon request of Acquisition, use its best reasonable efforts promptly either to increase the size of its Board of Directors or secure the resignation of such number of its incumbent directors, or both, as is necessary to enable Parents' designees to be so elected to the Company's Board, and shall take all actions available to the Company to cause Parent's designees to be so elected. At such time, the Company shall, if requested by Parent, also cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of each committee of the Company's Board of Directors. Notwithstanding the foregoing, the Company shall have at least one independent director until the Effective Time.

          (b) The Company shall promptly take all actions required pursuant to
     Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under Section 2.3(a), including mailing to shareholders the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable Parent's designees to be elected to the Company's Board of Directors. Parent or Acquisition will supply the Company and be solely responsible for any information with respect to either of them and their nominees, offices, directors and affiliates required by such Section 14(f) and Rule 14f-1. The provisions of this Section 2.3 are in addition to and shall not limit any rights which the Acquisition, Parent or any of their affiliates may have as a holder or beneficial owner of Company Common Stock as a matter of law with respect to the election of directors or otherwise.

     2.4 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the MBCA, at the Effective Time (as defined herein), Acquisition shall be merged with and into the Company, and the Company shall (i) be the surviving corporation in the Merger (in such capacity, the "Surviving Corporation"), (ii) succeed to and assume all the rights and obligations of Acquisition in accordance with the MBCA, and (iii) continue its corporate existence under the laws of the State of Minnesota. The Merger shall have the effect set forth in Section 302A.641 of the MBCA. At the Effective Time, the separate existence of Acquisition shall cease. The Merger shall be pursuant to the provisions of, and shall be with the effect provided in, the MBCA. In accordance with the MBCA, all of the rights, privileges, powers and franchises of the Company and Acquisition shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Acquisition shall become the debts, liabilities and duties of the Surviving Corporation.

     2.5 Effective Time; Filing of Articles of Merger. The Merger shall be effected by the filing at the time of the Closing (as defined herein) of a properly executed Articles of Merger or other appropriate documents (in the form attached as Exhibit 1 hereto) with the Secretary of State of the State of Minnesota in accordance with the provisions of the MBCA. The Merger shall become effective at the time of such filing of the Articles of Merger with the Secretary of State of the State of Minnesota or at such later date or time as Acquisition and the Company shall agree and as specified in the Articles of Merger (the "Effective Time"). At the Closing, the Parent and the Constituent Corporations shall cause a properly executed Articles of Merger to be filed with the Secretary of State of the State of Minnesota as provided in the MBCA, and shall take any and all other lawful actions and do any and all other lawful things to cause the Merger to become effective.

     2.6 Articles of Incorporation. At the Effective Time, the Articles of Incorporation of Acquisition as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and the MBCA.

     2.7 By-Laws. The By-laws of Acquisition, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended in accordance with its terms and the MBCA.

     2.8 Directors and Officers. The directors and officers of Acquisition immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation. Each director and officer of the Surviving Corporation shall hold office in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation until his or her successor is duly appointed and qualified.

     2.9 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that consistent with the terms of this Agreement any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, title to and possession of any property or right of either Constituent Corporation acquired or to be acquired by reason of, or as a result of, the Merger, or (ii) otherwise to carry out the purposes of this Agreement, then, subject to the terms and conditions of this Agreement, each such Constituent Corporation and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the officers and directors of the Surviving Corporation are fully authorized in the name of either Constituent Corporation to take any and all such action.

     2.10 Time and Place of Closing. The closing of the Merger (the "Closing") shall take place (a) at the offices of Skadden, Arps, Slate, Meagher & Flom (Illinois), 333 West Wacker Drive, Suite 2100, Chicago, Illinois 60606 as soon as practicable and no later than the second business day following satisfaction or waiver of all of the conditions set forth in Article 7, or (b) at such other place, at such other time or on such other date as the Parent and the Company may mutually agree (the date of the Closing is hereinafter sometimes referred to as the "Closing Date").

     2.11 Conversion of Company Common Stock.

          (a) Each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares), shall, by virtue of the Merger and without any action on the part of the Company, the Parent, Acquisition or the holder thereof, be converted into the right to receive the Offer Price in cash, payable to the holder thereof, without any interest thereon, as soon as reasonably practicable after the surrender of the certificate(s) representing such Company Common Stock as provided in Section 2.12.

          (b) Each share of common stock, par value $0.01 per share, of Acquisition issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the Surviving Corporation. Each certificate evidencing ownership of any such shares shall, following the Merger, evidence ownership of the same number of shares of common stock of the Surviving Corporation.

          (c) Payments in respect of the Existing Options are provided for in
     Section 2.18 below.

     2.12 Exchange of Shares.

          (a) Prior to the Effective Time, the Company shall appoint a Person that is reasonably acceptable to the Parent to act as the exchange agent hereunder (the "Exchange Agent") to receive in trust the funds which holders of Company Common Stock shall become entitled upon surrender of the certificates for exchange in accordance with this Section 2.12.

     As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a share certificate which immediately prior to the Effective Time represented outstanding Company Common Stock (other than Parent, the Company, any Subsidiary of Parent and any holder of Dissenting Shares): (1) a letter of transmittal (a "Letter of Transmittal") which shall (x) specify that delivery shall be effected, and risk of loss and title to each such certificate shall pass, only upon delivery of such certificates to the Exchange Agent, (y) contain a representation in a form reasonably satisfactory to the Parent as to the good and marketable title to the Company Common Stock held by such holder free and clear of any Lien, and (z) contain such other provisions as the Company and the Parent may reasonably specify; and (2) instructions to effect the surrender of such certificate(s) in exchange for a check in an amount equal to the Offer Price multiplied by the number of shares of Company Common Stock represented by such certificate(s).

     At the Closing, immediately prior to the Effective Time, Parent shall cause Acquisition to deposit with the Exchange Agent, on behalf of the Shareholders, an aggregate amount in cash equal to the Offer Price times the number of shares of Company Common Stock outstanding as of the Closing (such aggregate amount being hereinafter referred to as the "Exchange Fund"), and then, upon surrender to the Exchange Agent of certificate(s) for cancellation together with a duly executed Letter of Transmittal and such other documents as the Exchange Agent may reasonably require, make payment of the Offer Price provided for in Section 2.11(a) to the holder of such certificate(s) out of the Exchange Fund. The Exchange Agent shall invest portions of the Exchange Fund as Parent directs, provided that substantially all such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from either Moody's Investors Services, Inc. or Standard and Poor's Corporation, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $250 million. The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement.

     Thereafter (except as otherwise provided for in Section 2.12(c)), each holder of certificate(s) representing Company Common Stock may surrender such certificate(s) to the Exchange Agent and (subject to applicable abandoned property, escheat and similar laws) receive from the Exchange Agent in exchange therefor an amount equal to the product of (x) the Offer Price and (y) the number of shares of Company Common Stock represented by the certificate(s) so surrendered, without interest, but such holder shall have no rights whatsoever against the Surviving Corporation.

     Upon the surrender of any such certificate(s) to the Exchange Agent, the Exchange Agent shall promptly surrender such certificate(s) to the Surviving Corporation for cancellation.

          (b) If the consideration payable for any Company Common Stock is to be delivered to a person other than the person in whose name the certificate(s) representing such Company Common Stock is registered, it shall be a condition of such delivery that the certificate(s) so surrendered shall be properly endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such certificate, and shall otherwise be in proper form for transfer, and that the person requesting such delivery shall pay to the Exchange Agent or the Surviving Corporation, as the case may be, any transfer or other taxes required by law as a result of such delivery to a person other than the record holder of the certificate(s) surrendered or shall establish to the Exchange Agent's and the Surviving Corporation's reasonable satisfaction that such tax has been paid or is not payable.

          (c) Any portion of the Exchange Fund delivered upon the Closing Date to the Exchange Agent pursuant to this Agreement that remains unclaimed for one (1) year after the Closing Date shall be delivered by the Exchange Agent to the Surviving Corporation, upon demand, and any Shareholders who have not theretofore complied with Section 2.12(a) shall thereafter look only to the Surviving Corporation for delivery of the Offer Price, subject in all events to all applicable escheat and other similar laws.

          (d) Until surrender as contemplated by this Section 2.12 of this Agreement, certificate(s) representing Company Common Stock shall be deemed at all times after the Effective Time to represent only the right to receive upon surrender the consideration to be paid therefor as specified in this Agreement.

          (e) No interest shall accrue or be payable with respect to any amounts which any Shareholder or Optionholder shall be entitled to receive pursuant to this Agreement. The Exchange Agent shall be authorized to pay the Offer Price attributable to any certificate(s) representing Company Common Stock which has been lost or destroyed upon receipt of evidence of ownership of the Company Common Stock represented thereby and of appropriate indemnification and/or bond in each case reasonably satisfactory to the Company or the Surviving Corporation, as the case may be (but no bond shall be required in cases of 25 shares or less).

          (f) Neither the Exchange Agent nor any party to this Agreement shall be liable to any Shareholder or Optionholder for any Company Common Stock, any Existing Options, the Offer Price or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

          (g) The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Shareholder or Optionholder such amounts as the Company reasonably determines are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Shareholder or Optionholder in respect of which such deduction and withholding was made by the Exchange Agent.

     2.13 No Further Rights or Transfers; Cancellation of Treasury
Shares. Except for the surrender of the certificate(s) representing the Company Common Stock in exchange for the right to receive the Offer Price with respect to each share of Company Common Stock or the perfection of appraisal rights with respect to the Dissenting Shares, at and after the Effective Time, the holder of shares of Company Common Stock shall cease to have any rights as a shareholder of the Company, and no transfer of shares of Company Common Stock shall thereafter be made on the stock transfer books of the Surviving Corporation. Each share of Company Common Stock held in the Company's treasury immediately prior to the Effective Time shall, by virtue of the Merger, be canceled and retired and cease to exist without any conversion thereof.

     2.14 Dissenters' Rights. Shares of Company Common Stock which immediately prior to the Effective Time are held by Shareholders who have properly exercised and perfected appraisal rights under Section 302A.473 of the MBCA (the "Dissenting Shares") shall, if required by the MBCA, but only to the extent required thereby, not be converted into the right to receive the Offer Price, but the holders of Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 302A.473 of the MBCA; provided, however, that if any such holder shall have failed to perfect or shall withdraw or lose his right to appraisal and payment under the MBCA, such holder's shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Offer Price, without any interest thereon, and such shares shall no longer be Dissenting Shares. The Company shall give the Parent, Acquisition and the Exchange Agent prompt notice of any claim by a Shareholder for payment of fair value for Dissenting Shares as provided in Section 302A.473 of the MBCA. Prior to the Effective Time, the Company will not, except with the prior written consent of Parent and Acquisition, make any payments with respect to, or settle or offer to settle, any such demands.

     2.15 Special Meeting of Shareholders.

          (a) If required by applicable law in order to consummate the Merger, the Company agrees to take all steps necessary to cause a special meeting of the Shareholders (the "Special Meeting") to be duly called, noticed, convened and held as soon as practicable following the acceptance for payment and purchase of shares of Company Common Stock by the Parent or its affiliates pursuant to the Offer for the purpose of voting to approve this Agreement and the Merger. In connection with the Special Meeting, the Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, shall unanimously recommend to the Shareholders that the Shareholders vote in favor of the approval of this Agreement and the Merger.

          (b) In connection with the Special Meeting, the Company agrees to promptly prepare and cause to be filed with the SEC and mailed to the Shareholders a notice of the Special Meeting and a definitive proxy statement (the "Proxy Statement") and shall cause such notice to be mailed no later than the time required by applicable law and the certificate of incorporation and bylaws of the Company. The Parent and Acquisition agree to provide the Company with any information for inclusion in the Proxy Statement (or any amendments or supplements thereto) which is required by applicable law or which is reasonably requested by the Company. The Company shall consult with the Parent and Acquisition with respect to the Proxy Statement (and any amendments or supplements thereto) and shall afford the Parent and Acquisition reasonable opportunity to comment thereon prior to its finalization. If, at any time prior to the Special Meeting, any event shall occur relating to Company or the transactions contemplated by this Agreement which should be set forth in an amendment or a supplement to the Proxy Statement, the Company will promptly notify in writing the Parent and Acquisition of such event. In such case, the Company, with the cooperation of the Parent and Acquisition, will promptly prepare and mail such amendment or supplement and the Company shall consult with the Parent and Acquisition with respect to such amendment or supplement and shall afford the Parent and Acquisition reasonable opportunity to comment thereon prior to such mailing. The Company agrees to notify the Parent and Acquisition at least three (3) days prior to the mailing of the Proxy Statement (or any amendment or supplement thereto) to the Shareholders.

          (c) The Parent agrees that if any event with respect to the Parent, Acquisition or their officers or directors shall occur which is required to be described in an amendment or supplement to the Proxy Statement or any other filing with the Securities and Exchange Commission (the "SEC") that may be required in connection with this Agreement, the Merger and all matters related thereto, the Parent will promptly inform the Company thereof and the Company will cause such event to be so described and such amendment or supplement to be promptly filed with the SEC and, as required by law, disseminated to the Shareholders; provided, however, that prior to such filing or mailing the Company shall consult with the Parent and Acquisition with respect to such amendment, supplement or other filing and shall afford the Parent and Acquisition a reasonable opportunity to comment thereon.

     2.16 Merger Without Meeting of Shareholders. Notwithstanding Section 2.15 hereof, in the event that Parent, Acquisition and any other Subsidiaries of Parent shall acquire in the aggregate at least 90% of the class of capital stock of the Company Common Stock, pursuant to the Offer or otherwise, the parties hereto shall, at the request of Parent and subject to Article 7 hereof, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with Section 302A. 621 of the MBCA.

     2.17 Commercially Reasonable Efforts. So long as this Agreement has not been terminated, the Company, the Parent and Acquisition shall: (i) promptly make their respective filings and thereafter make any other submissions required under all applicable laws with respect to this Agreement, the Offer, the Merger and the other transactions contemplated hereby and (ii) use their respective commercially reasonable efforts to promptly take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary proper or appropriate to consummate and make effective the Merger as provided for in this Agreement.

     2.18 Existing Options.

          (a) As of the Effective Time, each Existing Option which is outstanding at the Effective Time will be exchanged for, and the holders of each such Existing Option will be entitled to receive at the Closing (or thereafter, if necessary) upon surrender of such Existing Option for cancellation, cash equal to (i) the product of (a) the difference between the Offer Price and the exercise price of each such Existing Option, times
     (b) the number of shares of Company Common Stock covered by such Existing Option. It is presently anticipated by the Company that the payment to be made at the Closing to the Optionholders in respect of the Existing Options will be approximately $6.6 million (before any income taxes and other required withholdings).

          (b) The Company shall take all actions necessary to ensure that from and after the Effective Time the Surviving Corporation will not be bound by any options, warrants, rights or agreements which would entitle any person, other than Parent or Acquisition, to beneficially own shares of Surviving Corporation or Parent or receive any payments (other than as set forth in (a)) in respect of such options, warrants, rights or agreements. The Company shall take all actions necessary to terminate each plan with respect to Existing Options as of the Effective Time.

                                   ARTICLE 3

                                OTHER AGREEMENTS

     3.1 Access. Subject to the provisions of the Confidentiality Agreement referred to in Section 3.6 below, and so long as this Agreement has not been terminated as herein provided, upon reasonable request, the Company shall grant to the Parent, Acquisition and their agents, accountants, attorneys and other advisers reasonable access during normal business hours to all of the properties, facilities, books, records, financial statements and other documents and materials relating to its financial condition, assets, liabilities and business, including, without limitation, permitting the Parent (at its expense and subject to the prior approval of the Company, which approval shall not be unreasonably withheld) to: (a) conduct appraisals of the Equipment, Buildings, Real Estate and other properties of the Company; and (b) conduct an environmental and occupational safety inspection of the properties of the Company. In addition, the Company shall confer and consult with representatives of the Parent, as the Parent may reasonably request, to report on operational matters, financial matters and the general status of ongoing business operations of the Company.

     3.2 Disclosure Letter. The Company has delivered to the Parent a disclosure letter (the "Disclosure Letter") which shall be signed by the President and the Secretary of the Company stating that the Disclosure Letter was delivered pursuant to this Agreement and is the Disclosure Letter referred to in this Agreement. The Disclosure Letter is deemed to constitute an integral part of this Agreement and to modify, as specified, the representations, warranties, covenants or agreements of the Company contained in this Agreement.

     3.3 Deliveries of Information. From time to time after the date of this Agreement and prior to the Closing Date (unless this Agreement is terminated), the Company shall furnish promptly to the Parent:

          (a) a copy of each report, schedule and other document filed by the Company or received by the Company after the date of this Agreement pursuant to the requirements of federal or state securities Laws promptly after such documents are available; and

          (b) the monthly financial statements of the Company (as prepared by the Company in accordance with its normal accounting procedures) promptly after such financial statements are available.

     3.4 Acquisition Proposals.

          (a) Prior to the Effective Time, the Company agrees that neither it, any of its Affiliates, nor any of the respective directors, officers, employees, agents or representatives of the foregoing, will, directly or indirectly, (i) solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or the acquisition of all or any significant part of the assets or capital stock of the Company (an "Acquisition Transaction") or (ii) negotiate, explore or otherwise engage in discussions with any Person (other than the Parent and its representatives) with respect to any Acquisition Transaction, or which may reasonably be expected to lead to a proposal for an Acquisition Transaction or enter into any agreement, arrangement or understanding with respect to any such Acquisition Transaction or which would require it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; provided, however, that the Company may, in response to an unsolicited written proposal from a third party regarding a Superior Proposal (as hereinafter defined), furnish information to and engage in discussions and negotiations with such third party, but only if the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and based upon the advice of outside independent counsel, that failing to take such action would result in a breach of the fiduciary duties of such Board of Directors under applicable Law. It is understood and agreed, without limitation of the Company's obligations, that any violation of this Section 3.4 by any director, officer, Affiliate, investment banker, financial advisor, attorney or other advisor or representative of the Company, whether or not such Person is purporting to act on behalf of the Company, or otherwise, shall be deemed to be a breach of this Section 3.4 by the Company.

          (b) The Company agrees that, as of the date hereof, it, its Affiliates, and the respective directors, officers, employees, agents and representatives of the foregoing, shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person (other than the Parent and its representatives) conducted heretofore with respect to any Acquisition Transaction. The Company agrees to promptly advise the Parent in writing of the existence of (x) any inquiries or proposals (or desire to make a proposal) received by (or indicated to) after the date hereof, any such information requested from, or any negotiations or discussions sought to be initiated or continued with, the Company, its Affiliates, or any of the respective directors, officers, employees, agents or representatives of the foregoing, in each case from a Person (other than the Parent and its representatives) with respect to an Acquisition Transaction, and (y) the terms thereof, including the identity of such third party and the terms of any financing arrangement or commitment in connection with such Acquisition Transaction, and to update on an ongoing basis or upon the Parent's reasonable request, the status thereof. As used herein, "Superior Proposal" means a bona fide, written and unsolicited proposal or offer made by any Person (or group) (other than the Parent or any of its Subsidiaries) with respect to an Acquisition Transaction on terms which, as determined by the Board of Directors of the Company in good faith and in the exercise of reasonable judgment (based on the advice of independent financial advisors and Katten Muchin & Zavis or outside independent Minnesota counsel), would reasonably be likely to be more favorable to the Company and its Shareholders than the transactions contemplated hereby.

     3.5 Public Announcements. Any public announcement made by or on behalf of either the Parent or the Company prior to the termination of this Agreement pursuant to Article 9 hereof concerning this Agreement, the transactions described herein or any other aspect of the dealings heretofore had or hereafter to be had between the Company and the Parent and their respective Affiliates must first be approved by the other party (any such approval not to be unreasonably withheld), subject to either party's obligations under applicable Law (but such party shall use its best efforts to consult with the other party as to all such public announcements).

     3.6 Confidentiality Agreement. The Company and the Parent agree that the Confidentiality Agreement entered into between the Company and the Parent, dated March 2, 1998, remains in effect, but shall at the Effective Time be deemed to have terminated without further action by the parties.

     3.7 Regulatory and Other Approvals.

          (a) Subject to the terms and conditions herein provided, the Company will (i) take all reasonable steps necessary or desirable, and proceed diligently and in good faith and use all reasonable efforts to obtain all approvals required by any Contract to consummate the transactions contemplated hereby, (ii) take all reasonable steps necessary or desirable, and proceed diligently and in good faith and use all reasonable efforts to obtain all approvals, authorizations, and clearances of governmental and regulatory authorities required of the Company to permit the Company to consummate the transactions contemplated hereby, (iii) provide such other information and communications to such governmental and regulatory authorities as such authorities may reasonably request, and (iv) cooperate with Parent in obtaining all approvals, authorizations, and clearances of governmental or regulatory authorities and others required of Parent to consummate the transactions contemplated hereby.

          (b) The Company and Parent will (i) take all reasonable actions necessary to file as soon as practicable, notifications under the HSR Act,
     (ii) comply at the earliest practicable date with any request for additional information received from the Federal Trade Commission or Antitrust Division of the Department of Justice pursuant to the HSR Act, and (iii) request early termination of the applicable waiting period.

                                   ARTICLE 4

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to the Parent and Acquisition on the date of this Agreement that:

     4.1 Organization; Business.

          (a) Organization. The Company is a corporation duly and validly organized and existing under the Laws of the State of Minnesota, is qualified to do business as a foreign corporation, is in good standing in the Existing Corporate Jurisdictions. The Existing Corporate Jurisdictions (as applicable) constitute all jurisdictions where the ownership or leasing of property or the conduct of its business requires qualification as a foreign corporation by the Company and where the failure to so qualify would have a Material Adverse Effect. The Company is not in violation of any provision of its Articles of Incorporation, By-laws or equivalent organizational documents.

          (b) Powers. The Company has all requisite corporate power and authority to carry on its business as it is now conducted and to own, lease and operate its assets and properties unless the absence of same would not have a Material Adverse Effect.

     4.2 Capitalization.

          (a) Capital Stock. The entire authorized capital stock of the Company consists of 10,000,000 shares of common stock, no par value, of which 3,893,791 shares are issued and outstanding as of the date hereof. No shares are held by the Company as treasury shares and no shares of the Company Common Stock have been acquired by the Company that are subject to outstanding pledges to secure the future payment of the purchase price therefor.

          (b) Issuance; Ownership. All of the outstanding capital stock of the Company is duly authorized, validly issued, fully paid and nonassessable and was not issued in violation of any preemptive rights. Other than as disclosed in the Company SEC Documents, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, trust, limited liability company or other entity. The Company has no Subsidiaries. Except for the Existing Options, there are no options, warrants, conversion rights or other rights to subscribe for or purchase, or other contracts with respect to, any capital stock of the Company and there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. Except as set forth in this Agreement, to the knowledge of the Company, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company.

          (c) As of the date of this Agreement, (i) no bonds, debentures, notes or other indebtedness having the right to vote under ordinary circumstances (or convertible into securities having such right to vote) ("Voting Debt") of the Company are issued or outstanding, and (ii) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any rights.

     4.3 Authorization; Enforceability.

          (a) The execution, delivery and performance of this Agreement are within the corporate power and authority of the Company and, subject to the provisions hereof, have been duly authorized by the Board of Directors of the Company. Except for the approval of the Shareholders as required by Law, the Charter Documents and described in Section 4.22 hereof, no other corporate proceeding or action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement is, and the other documents and instruments required by this Agreement to be executed and delivered by the Company will be, when executed and delivered by the Company, the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws generally affecting the rights of creditors and subject to general equity principles.

          (b) Prior to execution and delivery of this Agreement, the Board of Directors of the Company and the Special Committee have each (at a meeting duly called and held) unanimously (i) approved the Transactions contemplated hereby, and such approval is sufficient to render the provisions of Section 302.671 of the MBCA inapplicable to the Merger, (ii) determined that the Transactions contemplated hereby are fair to and in the best interests of the holders of the Company Common Stock and (iii) resolved to recommend that the shareholders of the Company accept the Offer, tender their Company Common Stock thereunder to Acquisition and approve and adopt this Agreement.

          (c) No other state takeover statute or similar statute or regulation in any jurisdiction in which the Company does business applies or purports to apply to the Merger or to this Agreement, or any of the transactions contemplated hereby or thereby.

     4.4 No Violation or Conflict. Subject to the receipt of the approvals and consents, if any, described in Section 7.1(a) of this Agreement, the execution and delivery of this Agreement and all documents and instruments required by this Agreement to be executed and delivered by the Company do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) except as disclosed in the Disclosure Letter, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any Contract or to the loss of a material benefit under any Contract, or result in the creation of any Lien upon any of the properties or assets of the Company, (ii) conflict or result in any violation of any provision of the Certificate of Incorporation or By-Laws or other equivalent organizational document, in each case as amended, of the Company, (iii) violate any Existing Permits or any Law applicable to the Company or any of their respective properties or assets, other than, in the case of clauses (i) and
(iii), any such violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not have a Material Adverse Effect or would not affect adversely the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

     4.5 Title to Assets. The Company owns fee simple or valid leasehold (as the case may be) title to the Real Estate and has valid title to its other tangible assets and properties which it owns, free and clear of any and all Liens, except for the Permitted Liens.

     4.6 Litigation. (a) There are no actions, suits, claims, worker's compensation claims, litigation or other governmental or judicial proceedings or investigations, arbitrations and product warranty claims against the Company or any of its properties, assets or business, or, to the knowledge of the Company and if and to the extent the Company is, through indemnity or otherwise, liable therefor, any of the Company's current or former directors or officers or any other Person whom the Company has agreed to indemnify, as such, that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (b) as of the date hereof, there are no such actions, suits or proceedings pending or, to the knowledge of the Company, threatened, against the Company by any Person which question the legality or validity of the transactions contemplated by this Agreement; and (c) there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against the Company, any of its or its properties, assets or business, or, to the knowledge of the Company, any of the Company's current or former directors or officers or any other person whom the Company has agreed to indemnify, as such, that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     4.7 Books and Records; Company Financial Statements.

          (a) Audited Company Financial Statements. The Company Financial Statements comply in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis by the Company during the periods involved (except as may be indicated therein or in the notes thereto (which are subject to completion)). The Company Financial Statements fairly present the financial position of the Company as of the date set forth on each of such Company Financial Statements and the results of operations of the Company for the periods indicated on each of the Company Financial Statements. The draft financial statements for the year ended January 31, 1998, which have been provided to Parent, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis by the Company during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the financial position of the Company as of January 31, 1998.

          (b) Unaudited Company Financial Statements. Those financial statements which are unaudited and contained in the Company SEC Documents fairly present in all material respects the financial position of the Company as of the date set forth on each of such financial statements and the results of operations and cash flows of the Company for the periods indicated on each of such financial statements in accordance with generally accepted accounting principles consistently applied by the Company except that such financial statements do not reflect normal year-end adjustments and do not contain footnotes.

          (c) Accounting Records. The accounting books and records of the
     Company: (i) are in all material respects correct and complete; (ii) are current in a manner consistent with past practice; and (iii) to the knowledge of the Company, have recorded therein all the properties, assets and liabilities of the Company (except where the failure to so record would not violate generally accepted accounting principles as consistently applied by the Company).

     4.8 Absence of Certain Changes.

          (a) To the knowledge of the Company, since January 31, 1998 there has not been any:

             (i) Material Adverse Effect;

             (ii) transactions by the Company outside the ordinary course of business of the Company, except for the transactions contemplated by this Agreement;

             (iii) declaration or payment of any dividend or any distribution in respect of the capital stock of the Company or any direct or indirect redemption, purchase or other acquisition of any such stock by the Company; or

             (iv) payments or distributions, other than normal salaries, to the Shareholders as such or, except for transactions in the ordinary course of business upon commercially reasonable terms of the Company, any Affiliate of the Company.

          (b) Except as disclosed in the Disclosure Letter, without limiting the generality of the foregoing, since January 31, 1998:

             (i) the Company has not sold, leased, transferred, or assigned any of its material assets, tangible or intangible, other than for a fair consideration in the ordinary course of business and other than the disposition of obsolete or unusable property;

             (ii) the Company has not made any capital expenditure (or series of related capital expenditures) either involving more than $50,000 (unless such expenditure is identified in the current business plan of the Company as disclosed to Parent) or outside the ordinary course of business;

             (iii) the Company has not experienced any material damage, destruction, or loss (whether or not covered by insurance) from fire or other casualty to its tangible property;

             (iv) the Company has not materially increased the base salary of any officer or employee of the Company, or adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance, or other similar plan for the benefit of any of its directors, officers or employees; and

             (v) the Company has not entered into a binding commitment to any of the foregoing.

     4.9 Buildings and Equipment. The Company has not received any written notice from any governmental authority that any of the Buildings or Equipment fail to comply with any applicable building and zoning or other similar Laws in effect at the date hereof which notice is still outstanding; and the continuation of the Company Business as currently conducted will not result in the enforcement or the threat of enforcement of any such Laws, except where such enforcement or threat of enforcement would not result in a Material Adverse Effect.

     4.10 Performance of Contracts. Each of the Contracts is in full force and effect and constitutes the legal and binding obligation of the Company and, to the knowledge of the Company, constitutes the legal and binding obligation of the other parties thereto. Except as disclosed in the Disclosure Letter, there are no existing breaches or defaults by the Company or, to the knowledge of the Company, any other party to a Contract under any Contract the effect of which would constitute a Material Adverse Effect and, to the knowledge of the Company, no event has occurred which, with the passage of time or the giving of notice or both, could reasonably be expected to constitute such a breach or default.

     To the knowledge of the Company, the Existing Insurance Policies are in full force and effect and the Company has not received notice of any cancellation or threat of cancellation of such insurance.

     4.11 Employee Benefit Plans.

          (a) Existing Plans. Except as previously delivered to Parent, neither the Company nor any Company ERISA Affiliate (defined below) maintains or contributes to, nor is it bound by, nor has it maintained or contributed to at any time during the six (6) years prior to the date hereof any Employee Benefit Plan. All of the Existing Plans that are subject to ERISA or the Code are in compliance in all material respects with ERISA and the Code. All of the Existing Plans which are intended to meet the requirements of
     Section 401(a) of the Code have been determined by the Internal Revenue Service to be "qualified" within the meaning of the Code or have been filed with the Internal Revenue Service with a request for a determination letter on or prior to the end of the applicable remedial amendment period and, to the knowledge of the Company, there are no facts which would adversely affect the tax qualified status of any of the Existing Plans. "Company ERISA Affiliate" shall mean any Person which together with the Company would be deemed a "single employer" within the meaning of Section 4001 of ERISA.

          (b) ERISA; Code. There is no accumulated funding deficiency, within the meaning of Section 302 of ERISA or Section 412 of the Code, in connection with the Existing Plans. No reportable event, as defined in ERISA (other than reportable events for which the 30-day notice requirement has been waived), has occurred in connection with the Existing Plans since January 1, 1995. The Existing Plans have not, nor has any trustee or administrator with respect to the Existing Plans, engaged in any non-exempt prohibited transaction as defined in ERISA or the Code. Neither the Company nor a Company ERISA Affiliate is contributing to, and nor has it any material liability with respect to, any multi-employer plan, as defined in ERISA.

          (c) Compliance. Neither the Company nor any Company ERISA Affiliate has incurred, directly or indirectly, any material liability to or on account of an Existing Plan pursuant to Title IV of ERISA; no proceedings have been instituted to terminate any Existing Plan that is subject to Title IV of ERISA; and, to the knowledge of the Company, no condition exists that presents a material risk to the Company or any Company ERISA Affiliate of incurring a liability to or on account of a Existing Plan pursuant to Title IV of ERISA.

          (d) Funding. The current value of the assets of each of the Existing Plans that is subject to Title IV of ERISA exceeds the present value of the accrued benefits under each such Existing Plan, based upon the actuarial assumptions (to the extent reasonable) presently used for funding purposes in the most recent actuarial report prepared by such Existing Plan's actuary with respect to such Existing Plan; and all contributions or other amounts payable by the Company as of the Effective Time with respect to each Existing Plan in respect of current or prior plan years have been either paid or accrued on the balance sheet of the Company. There are no material pending or, to the knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Existing Plans or any trusts related thereto.

          (e) Other Plan Obligations. To the knowledge of the Company, neither the Company nor any Company ERISA Affiliate, nor any Existing Plan, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which the Company or any Company ERISA Affiliate, any Existing Plan, any such trust, or any trustee or administrator thereof, or any party dealing with any Existing Plan or any such trust could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code. No Existing Plan provides death or medical benefits (whether or not insured), with respect to current or former employees of the Company or any Company ERISA Affiliate beyond their retirement or other termination of service other than (i) coverage mandated by applicable Law or (ii) death benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA.

     4.12 Brokers. Except for Wasserstein Perella & Co., Inc., the Company has not incurred any brokers', finders' or any similar fee in connection with the transactions contemplated by this Agreement. A true, correct and complete copy of the engagement letter or other agreement between the Company and Wasserstein Perella & Co., Inc. has been made available to Acquisition.

     4.13 Taxes.

          (a) Tax Returns. For all years for which the applicable statutory period of limitation has not expired, the Company has timely and properly filed, and will through the Closing Date timely and properly file, all material federal, state, local and foreign tax returns (including but not limited to income, franchise, sales, payroll, employee withholding and social security and unemployment) which were or will be required to be filed. The Company has paid all taxes (including interest and penalties) and withholding amounts owed by the Company except where the failure to do so would not cause a Material Adverse Effect. No tax deficiencies have been proposed or assessed against the Company. To the knowledge of the Company, no issue has been raised in any prior tax audit of the Company which, by application of the same or similar principles, could reasonably be expected upon a future tax audit of the Company to result in a proposed deficiency for any period and which deficiency would have a Material Adverse Effect. The Company is not liable for any taxes attributable to any other Person, whether by reason of being a member of another affiliated group, being a party to a tax sharing agreement, as a transferee or successor, or otherwise.

          (b) Audits. The Company has not consented to any extension of the statute of limitation with respect to any open federal, state or local tax returns.

          (c) Liens. There are no tax Liens upon any property or assets of the Company except for Liens for current taxes not yet due and payable.

          (d) Deliveries. The Company has delivered to the Parent correct and complete copies of all tax returns and reports of the Company filed for all periods not barred by the applicable statute of limitations through the Effective Time. No examination or audit of any tax return or report for any period not barred by the applicable statute of limitations has occurred, no such examination is in progress and, to the knowledge of the Company, no such examination or audit is planned.

          (e) Withholding Taxes. The Company has properly withheld and timely paid substantially all withholding and employment taxes which it was required to withhold and pay relating to salaries, compensation and other amounts heretofore paid to its employees or other Persons. All Forms W-2 and

     1099 required to be filed with respect thereto have been timely and properly filed except where the failure to file would not have a Material Adverse Effect.

          (f) Other Representations. The Company has not and will not make any elections under Section 341(f) of the Code and, except as shown in the Disclosure Letter, has and will not be subject to Section 280G of the Code.

     4.14 Real Estate. The Real Estate: (a) constitutes all real property and improvements leased or owned by the Company; and (b) is not subject to any leases, tenancies, encumbrances or encroachments of any kind except for Permitted Liens.

     4.15 Governmental Approvals. No permission, approval, determination, consent or waiver by, or any declaration, filing or registration with, any federal, state, local or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or administrative agency (a "Governmental Entity") is required by the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger, except for: (a) the approvals described in Section 7.1(a) of this Agreement; and (b) the filing of the Articles of Merger as described in this Agreement.

     4.16 No Pending Acquisitions. Except for this Agreement and previously executed confidentiality agreements, the Company is not a party to or bound by any agreement, undertaking or commitment with respect to an Acquisition Transaction.

     4.17 Labor Matters.

          (a) Employment Claims. To the knowledge of the Company, there is no present or former employee of the Company who has any material claim against the Company (whether under Law, under any employee agreement or otherwise) on account of or for: (i) overtime pay, other than overtime pay for the current payroll period; (ii) wages or salaries, other than wages or salaries for the current payroll period; or (iii) vacations, sick leave, time off or pay in lieu of vacation or time off, other than vacation, sick leave or time off (or pay in lieu thereof) earned in the period immediately preceding the date of this Agreement or incurred in the ordinary course of business and appearing as a liability on the most recent Company Financial Statements.

          (b) Labor Disputes. (i) There are no pending and unresolved material claims by any Person against the Company arising out of any statute, ordinance or regulation relating to unfair labor practices, discrimination or to employees or employee practices or occupational or safety and health standards; (ii) there is no pending, nor has the Company experienced since January 31, 1995 any, material labor dispute, strike or organized work stoppage; and (iii) to the knowledge of the Company, there is no threatened material labor dispute, strike or organized work stoppage against the Company.

          (c) Union Matters. (i) To the knowledge of the Company, no union organizing activities are in process or have been proposed or threatened involving any employees of the Company; and (ii) no petitions have been filed or, to the knowledge of the Company, have been threatened or proposed to be filed, for union organization or representation of employees of the Company not presently organized.

     4.18 Existing Permits and Violations of Law. The Existing Permits constitute all licenses, permits, approvals, exemptions, orders, approvals, franchises, qualifications, permissions, agreements and governmental authorizations required by Law which the Company currently has and is required to have for the conduct of the business of the Company as currently conducted, except where the failure to have the same would not have a Material Adverse Effect. No action or proceeding is pending or, to the knowledge of the Company, threatened that is reasonably likely to result in a revocation, non-renewal, termination, suspension or other material impairment of any material Existing Permits. The business of the Company is not being conducted in violation of any applicable Law, except for such violations which would not have a Material Adverse Effect. No Governmental Entity has indicated to the Company an intention to conduct an investigation or review with respect to the Company other than, in each case, those which would not have a Material Adverse Effect.

     4.19 Intangible Assets.

          (a) Claims. (i) There are no material claims, demands or proceedings instituted, pending or, to the knowledge of the Company, threatened by any Person contesting or challenging the right of the Company to use any of its Intangible Assets; (ii) each trademark registration, service mark registration, copyright registration and patent which is owned by or licensed to the Company and, with respect to those owned by the Company, has been maintained in good standing and, with respect to those licensed to the Company, to the Company's knowledge, has been maintained in good standing except where the failure to so maintain would not have a Material Adverse Effect; (iii) there are no Intangible Assets owned by a Person which the Company is using without license to do so, except where the failure to possess such license could not reasonably be expected to have a Material Adverse Effect; (iv) the Company owns or possesses adequate licenses or other rights to use all Intangible Assets necessary to conduct its business as now conducted, except where the failure to possess such licenses could not reasonably be expected to have a Material Adverse Effect; and (v) the consummation of the Merger and the transactions contemplated by this Agreement will not impair the validity, enforceability, ownership or right of the Company to use its Intangible Assets except, in each case, where the impairment would not have a Material Adverse Effect.

     4.20 Customers and Suppliers. Since January 31, 1997, there has been no termination, cancellation or material curtailment of the business relationship of the Company with any customer or supplier or group of affiliated customers or suppliers which would result in a Material Adverse Effect nor, to the knowledge of the Company, any notice of intent to so terminate, cancel or materially curtail.

     4.21 Environmental Protection.

          (a) Definitions. As used in this Agreement:

             (i) "Environmental Claim" shall mean any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, Liens investigations, proceedings or notices of noncompliance or violation (written or oral) by any Person alleging liability (including, without limitation, liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from: (A) the presence or environmental release of any Hazardous Materials at any parcel of real property; or (B) circumstances forming the basis of any violation or alleged violation, of any Environmental Law; or (C) any and all claims by any Person seeking damages, contribution, indemnification, cost, recovery, compensation or injunctive relief resulting from the presence or Environmental Release of any Hazardous Materials.

             (ii) "Hazardous Materials" shall mean: (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls ("PCBs") above regulated levels and radon gas; and (B) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any Environmental Law; and (C) any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated by any governmental authority.

             (iii) "Environmental Laws" shall mean any federal, state, local or foreign statute, Law, rule, ordinance, code, policy, rule of common law and regulations relating to pollution or protection of human health (excluding OSHA) or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), including, without limitation, Laws and regulations relating to Environmental Releases or threatened Environmental Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

             (iv) "Environmental Release" shall mean any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water or groundwater.

Except for violations of Sections (b), (c), (d) and (e) which would not cause a Material Adverse Effect:

          (b) Environmental Laws. The Company: (i) is in compliance with all applicable Environmental Laws; and (ii) has not received any communication (written or oral), from a governmental authority or third party that alleges that the Company or any current or former Affiliate of the Company is not in compliance with applicable Environmental Laws.

          (c) Environmental Permits. The Company has obtained all environmental, health and safety permits and governmental authorizations (collectively, the "Environmental Permits") required for its operations, and all such permits are in good standing and the Company is in substantial compliance with all terms and conditions of the Environmental Permits.

          (d) Claims. There is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any current or former Affiliate of the Company (to the extent such Environmental Claim relates to the Company) or against any Person whose liability for any Environmental Claim the Company has retained or assumed either contractually or by operation of Law, or against any real or personal property or operations which the Company owns, operates, leases, manages or controls or, to the knowledge of the Company, which the Company owned, operated, leased, managed or controlled.

          (e) Environmental Releases. There have been no Environmental Releases of any Hazardous Material by the Company or any current or former Affiliate of the Company on any parcel of real property or, to the knowledge of the Company, by any Person on, beneath or adjacent to any parcel of real property which the Company or any current or former Affiliate of the Company owned, leased, operated, managed or controlled.

          (f) CERCLA. The Company has not received any written notice of potential liability from any Person under or relating to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or any similar state or local Law.

          (g) Reports. The Company will make available for inspection to Parent true, complete and correct copies and results of any reports, studies, analyses, tests or monitoring possessed by the Company pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any current or former Affiliate of the Company, or regarding the Company's compliance with applicable Environmental Laws.

          (h) Tanks. The Real Estate does not contain any underground storage tanks which contained or contain any Hazardous Material.

     4.22 Vote Required. The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote with respect to the Merger is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger, this Agreement and the transactions contemplated hereby.

     4.23 Returns. As of the date of this Agreement, to the knowledge of the Company, there are no known claims against the Company to return in excess of $50,000 (after giving effect to and exhausting any applicable reserves and/or accruals therefor contained in the Company Financial Statements) of merchandise by reason of alleged overshipments, defective merchandise or otherwise, or of merchandise in the hands of customers under an understanding that such merchandise would be returnable for credit. To the knowledge of the Company, there is no reasonable basis for claims against the Company to return in excess of $50,000 (after giving effect to and exhausting any applicable reserves and/or accruals therefor contained in the Company Financial Statements) if the Company's finished good inventories were sold to the intended customer therefor.

     4.24 SEC Reports. The Company has filed with the SEC, and has heretofore made available to the Parent true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it since January 31, 1995 under the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the "Securities Act") (as such documents have been amended since the time of their filing, collectively, the "Company SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents, including, without limitation, any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder at such time of filing.

     4.25 Content of Proxy Statement. The Proxy Statement, if any (or any amendment thereof or supplement thereto), will, at the date mailed to Company shareholders and at the time of the meeting of Company shareholders to be held in connection with the Merger, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Acquisition for inclusion in the Proxy Statement. The Proxy Statement will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

     4.26 Opinion of Financial Advisor. The Company has received the opinion of Wasserstein Perella & Co., Inc., its financial advisor, to the effect that, as of March 22, 1998, the cash consideration to be received in the Offer and the Merger, based upon and subject to the assumptions and limitations set forth in such opinion, by the Company 's shareholders is fair to such shareholders from a financial point of view, a copy of which opinion has been delivered to Parent.

     4.27 Certain Agreements. Except as set forth in the Disclosure Letter, the Company is not a party to any oral or written Agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Except as described in the Disclosure Letter, the transactions contemplated by this Agreement will not constitute a "change of control" under, require the consent from or the giving of notice to any third party pursuant to, or accelerate the vesting or repurchase rights under, the terms, conditions or provisions of any loan or credit agreement, note, bond, mortgage, indenture, license, lease, contract, Agreement or other instrument or obligation to which the Company is a party or by which any of them or any of their properties or assets may be bound. There are no amounts payable by the Company to any officers of the Company (in their capacity as officers) as a result of the transactions contemplated by this Agreement.

     4.28 Rights Agreement. The Company has taken all action which may be necessary under the Rights Agreement, dated February 27, 1998, between the Company and Norwest Bank Minnesota, N.A., as agent (the "Rights Agreement"), so that the execution of this Agreement and any amendments thereto by the parties hereto and the execution of one or both of the Tender and Option Agreements and the consummation of the transactions contemplated hereby and thereby shall not cause (i) Parent and/or Acquisition or their respective Affiliates or Associates to become an Acquiring Person (as such terms are defined in the Rights Agreement) unless this Agreement or one or both of the Tender and Option Agreements have been terminated in accordance with their respective terms or
(ii) a Distribution Date, a Shares Acquisition Date or a Triggering Event (as such terms are defined in the Rights Agreement) to occur, irrespective of the number of shares of Company Common Stock acquired pursuant to the Offer, the Merger or other transactions contemplated by the Merger Agreement or either of the Tender and Option Agreements.

                                   ARTICLE 5

                         REPRESENTATIONS AND WARRANTIES
                         OF THE PARENT AND ACQUISITION

     The Parent and Acquisition represent and warrant to the Company as follows:

     5.1 Due Incorporation and Authority. Each of the Parent and Acquisition is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to own, lease and operate its assets and business and to carry on its business as now being and as heretofore conducted. Each of the Parent and Acquisition has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger. The execution, delivery and performance by each of the Parent and Acquisition of this Agreement and, subject to the provisions hereof, all of the documents and instruments required by this Agreement to be executed and delivered by the Parent and/or Acquisition, and the consummation by Acquisition of the Merger, have been duly authorized by all the shareholders of Acquisition and the Board of Directors of the Parent and Acquisition as required by Law and the organizational documents of each such entity, and no other corporate proceedings on the part of the Parent or Acquisition will be necessary to authorize the execution, delivery and performance by each of the Parent and Acquisition of this Agreement, or the consummation by Acquisition and Parent of the transactions contemplated hereby. This Agreement is (and each of the documents and instruments required by this Agreement to be executed and delivered by the Parent and/or Acquisition will be, when executed and delivered by the Parent and/or Acquisition) the valid and binding obligations of the Parent and Acquisition, as the case may be, enforceable against the Parent and Acquisition, as the case may be, in accordance with their respective terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws generally affecting the rights of creditors and subject to general equity principles.

     5.2 Consents and Approvals. The execution and delivery by each of the Parent and Acquisition of this Agreement and all documents and instruments required by this Agreement to be executed and delivered by the Parent and/or Acquisition, and the performance by each of the Parent and Acquisition of its obligations hereunder and thereunder do not require the Parent or Acquisition to obtain any consent, approval or action of, or make any filing with or give any notice to, any person or any governmental or regulatory body, except (i) compliance with applicable requirements of the HSR Act and (ii) the filing and recordation of appropriate merger documents as required by the MBCA.

     5.3 No Broker's, Finder's or Similar Fees. There are no brokerage commissions, finder's fees or similar fees or commissions payable in connection with the transactions contemplated hereby based on any agreement, arrangement or understanding with the Parent and/or Acquisition, or any action taken by the Parent and/or Acquisition.

     5.4 No Violation or Conflict. Subject to the receipt of the approvals and consents, if any, described in Section 7.1(a) of this Agreement and except for the Amended and Restated Credit Agreement, dated as of October 2, 1997, by and among IPC, Inc., Parent, NationsBank, N.A. and Bankers Trust, as agents, and other parties thereto, the execution, delivery and performance by the Parent and Acquisition of this Agreement and all documents and instruments required by this Agreement to be executed and delivered by the Parent and/or Acquisition do not and will not conflict with or violate any Law, the Certificate of Incorporation or Articles of Incorporation, as the case may be, or By-laws of the Parent or Acquisition or any material contract or agreement to which the Parent or Acquisition is a party or by which it is bound.

     5.5 Litigation. There are no actions, suits or proceedings pending or, to the knowledge of the Parent, threatened against the Parent or Acquisition or any shareholder of the Parent, by any Person which question the validity, legality or propriety of the transactions contemplated by this Agreement.

     5.6 Sufficient Funds. Parent has, or will have at the time of consummation of the Offer, sufficient funds available to purchase, or to cause Acquisition to purchase, on a fully diluted basis, all the outstanding Shares pursuant to the Offer and the Merger and pay all fees and expenses related to the transactions contemplated by this Agreement.

                                   ARTICLE 6

                                   COVENANTS

     6.1 Conduct of Business by the Company. From and after the date of this Agreement and until the termination of this Agreement or the Closing Date (whichever first occurs), the Company shall:

          (a) carry on its business in the usual, regular and ordinary course substantially in the same manner as heretofore carried on;

          (b) not (i) make payments or distributions (other than normal salaries) to any Affiliate of the Company except for transactions in the ordinary course of business upon commercially reasonable terms; (ii) sell, lease, transfer or assign any of its assets, tangible or intangible, other than for a fair consideration in the ordinary course of business and other than the disposition of obsolete or unusable property; (iii) enter into any Contract (other than purchase and sales orders in the ordinary course of business in accordance with past practice) involving either more than $50,000 or outside the ordinary course of business without the consent of the Parent (which consent shall not be unreasonably withheld); (iv) accelerate, terminate, modify in any material respect, or cancel any Contract (other than purchase and sales orders in the ordinary course of business in accordance with past practice) involving more than $50,000 to which the Company is a party or by which any of them is bound without the consent of the Parent (which consent shall not be unreasonably withheld);
     (v) make any capital expenditure (or series of related capital expenditures) involving either more than $50,000 (unless such expenditure is identified in the current business plan of the Company as disclosed to Parent) or outside the ordinary course of business; (vi) delay or postpone the payment of accounts payable and other liabilities outside the ordinary course of business; (vii) cancel, compromise, waive or release any right or claim (or series of related rights and claims) not covered by the reserves or accruals relating to such claim in the Company Financial Statements either involving more than $50,000 or outside the ordinary course of business without the consent of the Parent (which consent shall not be unreasonably withheld); (viii) grant any license or sublicense of any rights under or with respect to any Intangible Assets; or (ix) make any loan to, or enter into any other transaction with, any of its Affiliates, directors, officers and employees outside the ordinary course of business;

          (c) use, operate, maintain and repair all of its assets and properties in a normal business manner consistent with its past practices;

          (d) use commercially reasonable efforts to preserve in all material respects its business organization intact, to retain the services of the Employees and to conduct business with suppliers, customers, creditors and others having business relationships with the Company in the best interests of the Company;

          (e) not knowingly do any act or knowingly omit to do any act or, to the extent within the Company's reasonable control, knowingly permit any act or omission to act, which will cause a breach of any of the Contracts that would have a Material Adverse Effect;

          (f) use reasonable efforts to maintain all of the Existing Insurance Policies (or policies substantially equivalent thereto) in full force and effect;

          (g) (i) except as required by any Contract or in a manner consistent with past practice, grant any increase in the rate of pay of any of the Employees; (ii) institute or amend any Employee Benefit Plan unless required by Law; (iii) enter into or modify any written employment agreement with any Person; or (iv) pay or accrue any bonus or incentive compensation to any Person;

          (h) other than in the ordinary course of business, not create, incur or assume any Indebtedness or make any Investment;

          (i) not amend the Company Charter Documents;

          (j) not (i) issue any additional shares of stock of any class (except pursuant to the Existing Options) or grant any warrants, options or rights to subscribe for or acquire any additional shares of stock of any class; (ii) declare or pay any dividend or make any capital, surplus or other distributions (other than normal salaries) of any nature to the Shareholders; or (iii) directly or indirectly redeem, purchase or otherwise acquire, recapitalize or reclassify any of its capital stock or liquidate in whole or in part;

          (k) timely and properly file, or timely and properly file requests for extensions to file, all federal, state, local and foreign tax returns which are required to be filed, and pay or make provision for the payment of all taxes owed by it;

          (l) not knowingly do any act or omit to do any act that would result in a breach of any representation by the Company set forth in this Agreement; and

     6.2 Shareholder Option Agreements. On or before the date hereof, the Company will use its reasonable best efforts to obtain and deliver to Parent a Shareholder Option Agreement, in the form attached as Exhibit 2 hereto, executed by each of Calvin Krupa and James Thole.

                                   ARTICLE 7

                                   CONDITIONS

     7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to consummate the Merger shall be subject to the satisfaction prior to or at the Closing as hereinafter provided of the following express conditions precedent, each of which may be waived in whole or in part by the Company, Parent or Acquisition, as the case may be, to the extent permitted by law:

          (a) Regulatory Approvals. Clearance from the appropriate agencies, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act, as amended (the "HSR Act"), shall have been obtained by the Company and the Parent or the waiting period thereby required shall have expired or been terminated.

          (b) Approval of Shareholders. This Agreement, the Merger and the transactions contemplated by this Agreement shall (if necessary) have received the requisite approval and authorization of the Shareholders.

          (c) Statutes, Court Orders. No statute, rule or regulation shall have been enacted or promulgated by any governmental authority which prohibits the consummation of the Merger; and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Merger.

          (d) Purchase of Company Common Stock in Offer. Parent, Acquisition or their affiliates shall have purchased Company Common Stock pursuant to the Offer, except that this condition shall not apply if Parent, Acquisition or their affiliates shall have failed to purchase Company Common Stock pursuant to the Offer in breach of their obligations under this Agreement.

     7.2 Condition to Parent's and Acquisition's Obligation to Effect the Merger. The obligations of Parent and Acquisition to consummate the Merger are further subject to the fulfillment of the condition that all actions contemplated by Section 2.18(b) hereto shall have been taken, which may be waived in whole or part by Parent or Acquisition.

                                   ARTICLE 8

                       NO SURVIVAL OF REPRESENTATIONS AND
                          WARRANTIES; INDEMNIFICATION

     8.1 No Survival of Representations and Warranties. None of the representations, warranties, covenants, agreements and certifications of the Company and/or any officer of the Company contained herein shall survive the Effective Time.

     8.2 Directors' and Officers' Indemnification.

          (a) Subsequent to the Effective Time, Acquisition shall cause the Surviving Corporation to, and the Surviving Corporation and Parent, jointly and severally, shall, indemnify and hold harmless each present and former director and officer of the Company (collectively, the "Indemnified Parties") against all losses in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as director or officer occurring before the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, for a period of six years after the Closing Date, in each case to the fullest extent permitted under applicable Law (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under applicable Law, upon receipt from the Indemnified Party to whom expenses are advanced of an undertaking to repay such advances as required under applicable Law); provided, however, that, if any claim for indemnification is asserted or made within such six year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. Until the Effective Time, the Company shall keep in effect Article 7 of its certificate and Article 5 of its bylaws, and thereafter for a period of six years the Surviving Corporation shall keep in effect in its certificate and bylaws provisions which provide for indemnification exculpation to the extent provided for in Article 7 and
     Article 5 of the certificate and bylaws, respectively.

          (b) In the event the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, provision shall be made by the Surviving Corporation so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 8.2.

          (c) Parent and Acquisition shall cause to be maintained in effect for not less than four years after the Effective Time the current policies, or substantially similar policies, of directors' and officers' liability insurance maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time; provided, however, the Parent and Acquisition shall not be required to expend an amount greater than 150% of the annual premium of the current policy.

                                   ARTICLE 9

                                  TERMINATION

     9.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing (whether before or after the approval of this Agreement by the Shareholders), as follows:

          (a) by mutual written agreement of the Parent and the Company;

          (b) by either of the Company or Parent:

             (i) if (x) the Offer shall have expired without any Company Common Stock being purchased therein or (y) Acquisition shall not have accepted for payment all Company Common Stock tendered pursuant to the Offer by September 30, 1998; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of Parent or Acquisition, as the case may be, to purchase the Company Common Stock pursuant to the Offer on or prior to such date; or

             (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Company Common Stock pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable.

          (c) by the Company:

             (i) if Parent, Acquisition or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate this Agreement pursuant to this Section 9.1(c)(i) if the Company is at such time in breach of its obligations under this Agreement;

             (ii) in connection with entering into a definitive agreement in connection with an Acquisition Transaction, provided it has complied with all provisions of Section 3.4, including the notice provisions therein, and that it makes simultaneous payment of the $2,500,000 payment referred to in Section 9.3 hereof, plus any amounts then due as a reimbursement of expenses; or

             (iii) if Parent or Acquisition shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Parent or Acquisition, as applicable.

          (d) by Parent:

             (i) if, due to an occurrence, not involving a breach by Parent or Acquisition of their obligations hereunder, which makes it impossible to satisfy any of the conditions set forth in Annex A hereto, Parent, Acquisition, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer;

             (ii) if prior to the purchase of Company Common Stock pursuant to the Offer, the Company shall have breached any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in paragraph (f) or
        (g) of Annex A hereto and (B) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the Company; or

             (iii) if either Parent or Acquisition is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph
        (e) of Annex A hereto.

     9.2 Rights on Termination. In the event of termination and abandonment of the Merger by any party pursuant to Section 9.1, written notice thereof shall forthwith be given to the other parties and this Agreement shall terminate and the Merger and the other transactions contemplated hereby shall be abandoned, without further action by any of the parties hereto. If this Agreement is terminated and the transactions contemplated hereby are not consummated pursuant to Section 9.1 of this Agreement, this Agreement shall become void and of no further force and effect, except for (a) the provisions of Section 3.1 relating to the obligation of the Parent and Acquisition to keep confidential and not to use certain information obtained from the Company and (b) the provisions of
Section 9.3 relating to the Company's obligations to make certain payments to the Parent.

     9.3 Termination Fee Payable to the Parent. Notwithstanding any provision to the contrary contained herein, the Company shall immediately pay to the Parent
(x) the amount of $2,500,000 and (y) all reasonably documented out-of-pocket expenses reasonably incurred by the Parent and Acquisition in connection with this Agreement and the Merger in an amount not to exceed $600,000 if this Agreement is terminated: (1) by the Company pursuant to Section 9.1(c)(ii), (2) by the Parent pursuant to Section 9.1(d)(iii) hereof, (3) by Parent pursuant to
Section 9.1(d)(ii) if the breach thereof is due to the Company's intentional or bad faith acts, or (4) by either the Company or Parent pursuant to Section 9.1(b)(i) and (a) prior thereto there shall have been publicly announced another Acquisition Proposal or an event set forth in paragraph (h) of Annex A shall have occurred and (b) an Acquisition Proposal shall be consummated on or prior to March 31, 1999. The amount in (x) above shall be paid concurrently with any such termination and the amount in (y) above shall be paid within five (5) business days after receipt by the Company of reasonably detailed evidence of the same. Upon receipt of such payments, the Parent shall not be entitled to and shall waive the right to seek damages or other amounts or remedies from the Company for breach of, or otherwise in connection with, this Agreement.

     9.4 Other Remedies. Notwithstanding any provision to the contrary contained herein, if this Agreement is terminated pursuant to Article 9 or otherwise by the Company, on the one hand, or the Parent or Acquisition, on the other hand, and the non-terminating party is not entitled to receive the payments described in Section 9.3 (as the case may be), then the non-terminating party shall be entitled to pursue any available legal rights to recover actual damages, including, without limitation, its reasonable costs and expenses incurred in pursuing such recovery (including, without limitation, reasonable attorneys' fees).

                                   ARTICLE 10

                                 MISCELLANEOUS

     10.1 Expenses. If this Agreement is not consummated, the Parent and Acquisition, on the one hand, and the Company, on the other hand, shall bear their respective legal fees and expenses.

     10.2 Entire Agreement; Amendment. This Agreement and the documents referred to in this Agreement and required to be delivered pursuant to this Agreement constitute the entire agreement among the parties pertaining to the subject matter of this Agreement, and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions of the parties, whether oral or written, and there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. No amendment, supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

     10.3 Governing Law. This Agreement shall be governed and construed (i) with respect to the Merger, in accordance with the laws of the State of Minnesota and
(ii) with respect to all other transactions contemplated hereunder, in accordance with the laws of the State of Illinois, applicable to agreements made and to be performed entirely within such States.

     10.4 Assignment. Prior to the Closing, this Agreement may not be assigned by any party hereto, except with the prior written consent of the other parties hereto.

     10.5 Notices. All communications or notices required or permitted by this Agreement shall be in writing and shall be deemed to have been given at the earlier of the date personally delivered or sent by telephonic facsimile transmission (with a copy via regular mail) or one day after sending via nationally recognized overnight courier or five days after deposit in the United States mail, certified or registered mail, postage prepaid, return receipt requested, and addressed as follows, unless and until any of such parties notifies the others in accordance with this Section of a change of address:

If to the Parent: Ivex Packaging Corporation

     100 Tri-State Drive
     Suite 200
     Lincolnshire, Illinois 60069
     Telephone: (847) 945-9100
     Telecopy: (847) 945-2355
     Attention: General Counsel

     With a copy to:

     Skadden, Arps, Slate, Meagher & Flom (Illinois)
     333 West Wacker
     Suite 2100
     Chicago, Illinois 60606
     Telephone: (312) 407-0700
     Telecopy: (312) 407-0411

     Attention: William R. Kunkel, Esq.

If to the Company: ULTRA PAC, Inc.

     22051 Industrial Boulevard
     Rogers, Minnesota 55374
     Telephone: (612) 428-8340
     Fax No.

     Attention: Calvin Krupa

     with a copy to:

     Larkin Hoffman Daly & Lindren
     7900 Xerxes Avenue South
     Suite 1500
     Bloomington, MN 55431
     Telephone: (612) 896-3291
     Fax No.: (612) 896-3333

     Attention: Frank I. Harvey, Esq.

     and

     Katten Muchin & Zavis
     525 W. Monroe
     Suite 1600
     Chicago, IL 60661
     Telephone: (312) 902-5200
     Fax No.: (312) 902-1061

     Attention: David J. Kaufman, Esq.

     10.6 Counterparts; Headings. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement. The Article and Section headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

     10.7 Interpretation. Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural, all words in the plural number shall extend to and include the singular, and all words in any gender shall extend to and include all genders.

     10.8 Specific Performance. The parties agree that the assets and business of the Company as a going concern constitute unique property and, accordingly, each party shall be entitled, at its option and in addition to any other remedies available as herein provided, to the remedy of specific performance to effect the Merger as provided in this Agreement.

     10.9 No Reliance. Except for the parties to this Agreement: (a) no Person is entitled to rely on any of the representations, warranties and agreements of the parties contained in this Agreement; and (b) the parties assume no liability to any Person because of any reliance on the representations, warranties and agreements of the parties contained in this Agreement.

     10.10 Exhibits and Schedules. The Exhibits and Schedules are a part of this Agreement as if fully set forth herein. All references herein to Sections, subsections, clauses, Exhibits and Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

     10.11 No Third Party Beneficiary. Except as provided pursuant to Section
8.2 hereof, the terms and provisions of this Agreement are intended solely for the benefit of the parties hereto and their respective successors and assigns and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

     IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be duly executed as of the day and year first above written.

                                          IVEX PACKAGING CORPORATION

                                          By:      /s/ GEORGE V. BAYLY
                                            ------------------------------------
                                            Name George V. Bayly
                                              Title: Chairman of the Board,
                                                     Chief Executive Officer and
                                                     President

                                          PACKAGE ACQUISITION, INC.

                                          By:     /s/ FRANK V. TANNURA
                                            ------------------------------------
                                            Name Frank V. Tannura
                                            Title: President

                                          ULTRA PAC, INC.

                                          By:      /s/ CALVIN S. KRUPA
                                            ------------------------------------
                                            Name Calvin S. Krupa
                                              Title: Chairman, Chief Executive
                                                     Officer and President

                       (ANNEX A TO THE MERGER AGREEMENT)

                        CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Acquisition's right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Acquisition shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Acquisition's obligation to pay for or return tendered Company Common Stock promptly after termination or withdrawal of the Offer), and may terminate or amend the Offer as to any Company Common Stock not then paid for, if (i) any applicable waiting period under the HSR Act has not expired or terminated, (ii) the Minimum Condition has not been satisfied, or (iii) at any time on or after the date of the Merger Agreement and before the time of acceptance for payment for any such Company Common Stock, any of the following events shall have occurred:

          (a) there shall be threatened or pending any suit, action or proceeding by an Governmental Entity against Acquisition, Parent or the Company (i) seeking to prohibit or impose any material limitations on Parent's or Acquisition's ownership or operation (or that of Parent's Subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or to compel Parent or Acquisition or Parent's Subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and Parent's Subsidiaries, in each case taken as a whole, (ii) challenging the acquisition by Parent or Acquisition of any Company Common Stock under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Agreement, or seeking to obtain from the Company, Parent or Acquisition any damages that are material in relation to the Company, (iii) seeking to impose material limitations on the ability of Acquisition, or render Acquisition unable, to accept for payment, pay for or purchase some or all of the Company Common Stock pursuant to the Offer and the Merger, (iv) seeking to impose material limitations on the ability of Acquisition or Parent effectively to exercise full rights of ownership of the Company Common Stock, including, without limitation, the right to vote the Company Common Stock purchased by it on all matters properly presented to the Company's shareholders, or (v) which otherwise is reasonably likely to have a Material Adverse Effect;

          (b) there shall be any statute, rule regulation, judgment, order or injunction enacted, entered, enforced or promulgated on behalf of a Government Entity, to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the offer or the Merger of applicable waiting periods under HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit generally by banks or other financial institutions, or (v) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (d) there shall have occurred any events after the date of the Agreement which, either individually or in the aggregate, would have a Material Adverse Effect; provided, however, that no event, change or effect that materially results from the Transactions or the announcement thereof shall be deemed to cause either individually or in the aggregate, a Material Adverse Effect;

          (e) (i) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent or Acquisition its approval or recommendation of the Offer, the Merger or the Agreement, or approved or recommended any Acquisition Proposal or (ii) the Company shall have entered into any agreement with respect to any Superior Proposal in accordance with
     Section 3.4 of the Agreement;

          (f) the representations and warranties of the Company set forth in the Agreement shall not be true and correct, in each case (i) as of the date referred to in any representation or warranty which addresses matters as of a particular date, or (ii) as to all other representations and warranties, as of the date of the Agreement and as of the scheduled expiration of the Offer, unless the inaccuracies (without giving effect to any materiality or material adverse effect qualifications or materiality exceptions contained therein) under such representations and warranties, taking all the inaccuracies under all such representations and warranties together in their entirety, do not, individually or in the aggregate, result in a Material Adverse Effect;

          (g) the Company shall have failed to perform any obligation or to comply with any agreement or covenant to be performed or complied with by it under the Agreement other than any failure which would not have, either individually or in the aggregate, a Material Adverse Effect;

          (h) any person acquires beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 15% of the outstanding Company Common Stock (other than any person not required to file a Schedule 13D under the rules promulgated under the Exchange Act); or

          (i) the Agreement shall have been terminated in accordance with its terms.

     The foregoing conditions are for the sole benefit of Parent and Acquisition, may be asserted by Parent or Acquisition regardless of the circumstances giving rise to such condition (including any action or inaction by Parent or Acquisition not in violation of the Agreement) and may be waived by Parent or Acquisition in whole or in part at any time and from time to time in the sole discretion of Parent or Acquisition, subject in each case to the terms of the Merger Agreement. The failure by Parent or Acquisition at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time from time to time.

                                                                       EXHIBIT 1

                               ARTICLES OF MERGER
                                    MERGING
                           PACKAGE ACQUISITION, INC.
                                 WITH AND INTO
                                ULTRA PAC, INC.

     Ultra Pac, Inc., a Minnesota corporation ("Ultra Pac"), and Package Acquisition, Inc., a Minnesota corporation ("Merger Sub") and an indirect wholly-owned subsidiary of Ivex Packaging Corporation, a Delaware corporation, do hereby certify as follows:

     1. Attached hereto as Exhibit A is the plan of merger (the "Plan of Merger") for the merger (the "Merger") of Merger Sub into Ultra Pac, which has been duly adopted by the board of directors of each of such corporations.

     2. The Plan of Merger has been approved by Merger Sub and Ultra Pac pursuant to chapter 302A of the Minnesota Business Corporation Act.

     3. The Merger shall be effective upon the filing of these Articles of Merger with the Secretary of State of Minnesota.

     IN WITNESS WHEREOF, the undersigned have caused this Articles of Merger to be signed by its duly authorized officer, this ______ day of __________, 1998.

                                          ULTRA PAC, INC.

                                          By:
                                             ----------------------------------
                                            Name:
                                            Title:

                                          PACKAGE ACQUISITION, INC.

                                          By:
                                             ----------------------------------
                                            Name:
                                            Title:

                                    ANNEX B

                          TENDER AND OPTION AGREEMENT

     TENDER AND OPTION AGREEMENT, dated as of March , 1998 (the "Agreement"), by and among Ivex Packaging Corporation, a Delaware corporation ("Parent"), Package Acquisition, Inc., a Minnesota corporation and an indirect wholly-owned subsidiary of Parent ("Acquisition"), and (the "Shareholder").

     WHEREAS, the Shareholder is the owner of        shares (the "Shares") of
Common Stock, no par value per share (the "Common Stock"), of Ultra Pac, Inc. (the "Company");

     WHEREAS, the Parent, Acquisition and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time, the "Merger Agreement"), which provides, among other things, that, upon the terms and subject to the conditions therein, Acquisition will make a cash tender offer (the "Offer") for all of the outstanding shares of Common Stock and after expiration of the Offer will merge with and into the Company (the "Merger"); and

     WHEREAS, as a condition to the willingness of Parent and Acquisition to enter into the Merger Agreement, Parent has requested that the Shareholder agree, and in order to induce Parent and Acquisition to enter into the Merger Agreement, the Shareholder has agreed, to enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions set forth herein, the parties hereto hereby agree as follows:

     1. Representations and Warranties of the Shareholder. The Shareholder represents and warrants to the Parent as follows:

          a. The Shareholder is the sole record and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Shares and, except for the pledge of shares of common stock (the "Pledged Shares") to Norwest Bank, N.A., there exist no liens, claims, security interests, options, proxies, voting agreements, charges, obligations, understandings, arrangements or other encumbrances of any nature whatsoever, except for restrictions applicable thereto under federal and state securities laws ("Liens"), affecting the Shares.

          b. The Shares and the certificates representing the Shares are now and at all times during the term hereof will be held by the Shareholder, or by a nominee or custodian for the benefit of the Shareholder free and clear of all Liens, except for the Liens described in (a) above and Liens arising hereunder. Upon transfer to Parent by the Shareholder of the Shares hereunder, Parent will have good and marketable title to the Shares, free and clear of all Liens.

          c. This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming due authorization, execution and delivery by Parent and Acquisition, constitutes a valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy or other laws affecting the enforcement of creditors' rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law.

          d. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of its obligations hereunder will not, constitute a violation of, conflict with, result in a default (or an event which, with notice or lapse of time or both, would result in a default) under, or result in the creation of any Lien on any Shares under, (i) any contract, commitment, agreement, partnership agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or by which the Shareholder is bound, (ii) any judgment, writ, decree, order or ruling applicable to the Shareholder or
     (iii) any law applicable to the Shareholder.

          e. To the Shareholder's knowledge, neither the execution and delivery of this Agreement nor the performance by the Shareholder of its obligations hereunder will require any consent, authorization or approval of, filing with or notice to, any court, administrative agency or other governmental body or authority, other than any required notices or filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), state antitrust laws or the federal securities laws.

     2. Representations and Warranties of Parent and Acquisition. Parent and Acquisition jointly and severally represent and warrant to the Shareholder as follows:

          a. Each of Parent and Acquisition is duly organized and validly existing and in good standing under the laws of its jurisdiction of incorporation, has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition and constitutes the legal, valid and binding obligation of each of Parent and Acquisition, enforceable against each of Parent and Acquisition in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law.

          b. The execution and delivery of this Agreement by each of Parent and Acquisition does not, and the performance by each of Parent and Acquisition of its obligations hereunder will not, constitute a violation of, conflict with, or result in a default (or an event which, with notice or lapse of time or both, would result in a default) under, its charter or bylaws or any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Parent or Acquisition is a party or by which Parent or Acquisition is bound or any judgment, writ, decree, order or ruling applicable to Parent or Acquisition.

          c. Neither the execution and delivery of this Agreement nor the performance by each of Parent and Acquisition of its obligations hereunder will violate any order, writ, injunction, judgment, law, decree, statute, rule or regulation applicable to Parent or Acquisition or require any consent, authorization or approval of, filing with, or notice to, any court, administrative agency or other governmental body or authority, other than any required notices or filings pursuant to the HSR Act, state antitrust laws or the federal securities laws.

     3. Tender of Shares.

          a. Parent and Acquisition jointly and severally agree:

             i. subject to the conditions of the Offer set forth in Annex A to the Merger Agreement and the other terms and conditions of the Merger Agreement, that Acquisition will purchase all shares of Common Stock tendered pursuant to the Offer as promptly as practicable following commencement of the Offer and that Acquisition will consummate the Merger in accordance with the terms of the Merger Agreement;

             ii. not to decrease the price per share to be paid to the Company's shareholders in the Offer below $15.50 per share (the "Tender Offer Price"); and iii. to deliver, or to cause to be delivered, the Offer Documents to the Shareholder. The provisions of Sections 3(a)(i) and 3(a)(ii) shall survive the termination of this Agreement.

          b. The Shareholder will (i) tender the Shares (other than the Pledged Shares which will be tendered as soon as practicable) into the Offer promptly, and in any event no later than the fifth business day following the commencement of the Offer, or, if the Shareholder has not received the Offer Documents by such time, within two business days following receipt of such documents, and (ii) not withdraw any Shares so tendered (except in the event the Stock Option is exercised). Upon the purchase of all the Shares pursuant to the Offer in accordance with this Section 3, this Agreement will terminate.

     The Shareholder will receive the same price per Share received by other shareholders of the Company in the Offer with respect to Shares tendered by it in the Offer. In the event that, notwithstanding the provisions of the first sentence of this Section 3(b), any Shares are for any reason withdrawn from the Offer or are not purchased pursuant to the Offer, such Shares will remain subject to the terms of this Agreement. The Shareholder acknowledges that Acquisition's obligation to accept for payment and pay for the Shares in the Offer is subject to all the terms and conditions of the Offer. On the date the Shares are accepted for payment and purchased by Acquisition pursuant to the Offer, Acquisition or Parent, as the case may be, shall make payment by wire transfer to the Shareholder of the purchase price for such Shares to an account designated by the Shareholder.

          c. The Shareholder hereby agrees to permit Parent to publish and disclose in the Offer Documents and, if approval of the shareholders of the Company is required under applicable law, the Proxy Statement, its identity and ownership of Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

     4. Option to Purchase.

          a. The Shareholder hereby grants to Parent, subject to the terms and conditions hereof, an irrevocable option (the "Stock Option") to purchase the Shares at a purchase price per share of $15.50 per Share (the "Exercise Price") in cash, in the manner set forth in this Section 4. At any time prior to the termination of the Stock Option hereunder, Parent (or a wholly owned subsidiary of Parent) may exercise the Stock Option, in whole only, if on or after the date hereof:

             i. any corporation, partnership, individual, trust, unincorporated association, or other entity or "person" (as defined in Section 13(d)(3) of the Exchange Act) other than Parent or any of its "affiliates" (as defined in the Exchange Act) (a "Third Party"), will have:

                A. commenced or announced an intention to commence a bona fide tender offer or exchange offer for any shares of Common Stock, the consummation of which would result in "beneficial ownership" (as defined in the Exchange Act) by such Third Party (together with all such Third Party's affiliates and "associates" (as defined in the Exchange Act)) of 50% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis);

                B. acquired beneficial ownership of shares of Common Stock that, when aggregated with any shares of Common Stock already owned by such Third Party, its affiliates and associates, would result in the aggregate beneficial ownership by such Third Party, its affiliates and associates of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis); provided, however, that "Third Party" for purposes of this clause (B) does not include any corporation, partnership, person, other entity or group that beneficially owns more than 15% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis) as of the date hereof and that does not, after the date hereof, increase such ownership percentage by more than an additional 1% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis);

                C. acquired assets constituting 15% or more of the total assets or earning power of the Company taken as a whole;

                D. entered into an agreement with the Company that contemplates the acquisition of (x) assets constituting 15% or more of the total assets or earning power of the Company taken as a whole or (y) beneficial ownership of 15% or more of the outstanding voting equity of the Company; or

             ii. any of the events described in Section 9.1(c)(ii) or 9.1(d)(iii) of the Merger Agreement that would allow the Company or Parent to terminate the Merger Agreement has occurred (after the passage of any time periods set forth in such sections but without the necessity of the Company or Parent having terminated the Merger Agreement).

          In the event that Parent wishes to exercise the Stock Option, Parent shall give written notice (the "Option Notice", with the date of the Option Notice being hereinafter called the "Notice Date") to the Shareholder specifying the place and date (not earlier than three nor later than ten Business Days from the Notice Date) for closing such purchase (a "Closing"). Parent's obligation to purchase the Shares upon any exercise of the Stock Option and the Shareholder's obligation to sell the Shares upon any exercise of the Stock Option are subject (at the election of Parent and the Shareholder, respectively,) to the conditions that (i) no preliminary or permanent injunction or other order prohibiting the purchase, issuance or delivery of the Shares issued by any Governmental Authority will be in effect and (ii) any applicable waiting period required for the purchase of Shares under the HSR Act will have expired or been terminated or clearance from the appropriate agencies shares have been obtained, provided that if such injunction or other order has become final and nonappealable, the Stock Option shall terminate; and provided further, that if the Stock Option is not exercisable because either of the circumstances described in clauses (i) or (ii) exist, then the Stock Option shall be exercisable for the ten business day period commencing on the date that the circumstances set forth in clauses (i) or (ii) cease to exist, but in no event shall the Stock Option be exercisable after the date set forth in Section 9(c). Parent's obligation to purchase the Shares upon exercise of the Stock Option is further subject (at Parent's election) to the condition that there will have been no material breach of the representations, warranties, covenants or agreements of the Shareholder contained in this Agreement or of the Company contained in the Merger Agreement which breach has not been cured within ten business days of the receipt of written notice thereof from the Parent. The Share holder's obligation to sell the Shares upon exercise of the Stock Option and the Shareholder's obligations under
     Section 7 are subject (at the Shareholder's election) to the further conditions that there will have been no material breach of the representations, warranties, covenants or agreements of Parent or Acquisition contained in this Agreement or contained in the Merger Agreement, which breach has not been cured within ten business days of the receipt of written notice thereof from the Shareholder. Parent agrees to use its best efforts to cause any such waiting period or injunction or order to be terminated or lifted and to obtain all necessary regulatory approvals under the HSR Act.

          b. At the Closing, (i) the Shareholder shall deliver to Parent the certificate or certificates representing the Shares in proper form for transfer upon exercise of the Stock Option in the denominations designated by Parent in the Option Notice and (ii) Parent shall pay the aggregate purchase price for the Shares by wire transfer of immediately available funds to an account designated by the Shareholder in writing to Parent in the amount equal to the product of the Exercise Price and the number of the Shares.

          c. In the event that Parent or Acquisition pays a price higher than $15.50 per share for Shares tendered into the Offer, the Exercise Price shall be increased to equal such higher price.

          d. The Shareholder has granted the Stock Option to Parent in order to induce Parent to enter into and consummate the transactions contemplated by the Merger Agreement. Parent and Acquisition covenant and agree that they will perform their respective obligations under the Merger Agreement. The provisions of this Section 4(d) are intended both for the benefit of the Shareholder and for the benefit of the Company and the other shareholders of the Company and may not be modified, waived or amended without the consent of the Company.

     5. Transfer of the Shares.

          a. During the term of this Agreement, the Shareholder will not offer to sell, sell, pledge or otherwise dispose of or transfer any interest in or encumber with any Lien any of the Shares, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares; (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares; or (v) take any other action with respect to the Shares that would in any way restrict, limit or interfere with the performance of its obligations hereunder.

          b. The Shareholder agrees to place the following legend on any and all certificates evidencing the Shares:

        THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER PURSUANT TO THAT CERTAIN TENDER AND OPTION AGREEMENT, DATED AS OF MARCH 23, 1998, BY AND BETWEEN IVEX
        PACKAGING CORPORATION, PACKAGE ACQUISITION INC., AND                .
        ANY TRANSFER OF SUCH SHARES OF COMMON STOCK IN VIOLATION OF THE TERMS OF SUCH AGREEMENT SHALL BE NULL AND VOID AND OF NO EFFECT WHATSOEVER.

     6. Certain Other Agreements. The Shareholder shall notify Parent immediately if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Shareholder or his attorneys, accountants or other agents (each of such actions, an "Interest"), in each case in connection with any Acquisition Transaction indicating, in connection with such notice, the name of the person indicating such Interest and the terms and conditions of any related proposals or offers. The Shareholder agrees to cease immediately and cause to be terminated immediately any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Transaction. In addition, the Shareholder agrees to keep Parent informed, on a current basis, of the status and terms of any Acquisition Transaction. The Shareholder furthermore agrees not to, and will use his best efforts to ensure that his attorneys, accountants and other agents do not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal that constitutes or is reasonably likely to lead to any Acquisition Transaction, (ii) enter into any agreement with respect to any Acquisition Transaction or (iii) in the event of an unsolicited written proposal in respect of a Acquisition Transaction, engage in negotiations or discussions with, or provide any information or data to, any person (other than Parent, any of its affiliates or representatives and except for information that has been previously publicly disseminated by the Company) relating to any Acquisition Transaction. The obligations provided for in this Section 6 shall become effective immediately following the execution and delivery of this Agreement by the parties hereto.

     7. Voting of Shares; Grant of Irrevocable Proxy; Appointment of Proxy.

          a. The Shareholder hereby agrees that, during the term of this Agreement, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Common Stock, however called, or in connection with any written consent of the holders of Common Stock, the Shareholder will appear at the meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Shares
     (i) in favor of the Merger and (ii) against any action or agreement that would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company and (iii) if requested by Parent, in favor of a shareholder resolution proposed by Parent in accordance with applicable provisions of the Minnesota Business Corporation Act (the "MBCA") the purpose of which is to cause the Offer and the Merger to be consummated and which does not relate to the election of directors.

          b. The Shareholder hereby irrevocably grants to, and appoints, Parent and any nominee thereof, its proxy and attorney-in-fact (with full power of substitution) during the term of this Agreement, for and in the name, place and stead of the Shareholder, to vote the Shares, or grant a consent or approval in respect of the Shares, in connection with any meeting of the shareholders of the Company (i) in favor of the Merger and (ii) against any action or agreement that would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company.

          c. The Shareholder represents that all proxies heretofore given in respect of the Shares, if any, are not irrevocable, and hereby revokes all such proxies given with respect to the Shares.

          d. The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 7 is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy set forth in this Section 7 is coupled with an interest and is intended to be irrevocable in accordance with the provisions of Section 302A.449(2) of the MBCA.

     8. Adjustments. The number and types of securities subject to this Agreement will be appropriately adjusted in the event of any stock dividends, stock splits, recapitalization, combinations, exchanges of shares or the like or any other action that would have the effect of changing the Shareholder's ownership of the Company's capital stock.

     9. Termination. Except as otherwise specifically provided herein, all obligations under this Agreement will terminate on the earliest of (a) the date the Merger Agreement is terminated in accordance with its terms or the date the Offer is terminated by Parent or Acquisition as a result of any failure of a condition of the Offer; provided, however, that the provisions of Sections 4(a) shall not terminate until sixty (60) days thereafter (or such later time as permitted by Section 4(a)) if the Merger Agreement was terminated pursuant to
Section 9.1(c)(ii) or 9.1(d)(iii) thereof, (b) the purchase of all the Shares pursuant to the Offer in accordance with Section 3 or pursuant to the Stock Option, or (c) on September 30, 1998. The provisions of Section 13 shall survive any termination of this Agreement.

     10. Effectiveness. This Agreement shall not be effective unless and until the Merger Agreement shall have been approved by the Company's Board of Directors.

     11. Brokerage. Parent, Acquisition and the Shareholder represent and warrant to the other that the negotiations relevant to this Agreement have been carried on by Parent and Acquisition, on the one hand, and the Shareholder, on the other hand, directly with the other, and that except for Wasserstein Perella & Co., Inc. ("Wasserstein"), there are no claims for finder's fees or brokerage commissions or other like payments in connection with this Agreement or the transactions contemplated hereby. Except for the fees of Wasserstein, which will be paid solely by the Company, Parent and Acquisition, on the one hand, and Shareholder, on the other hand, will indemnify and hold harmless the other from and against any and all claims or liabilities for finder's fees or brokerage commissions or other like payments incurred by reason of action taken by him, it or any of them, as the case may be.

     12. Miscellaneous.

          a. Except for the representations and warranties set forth in Section l(b), all representations and warranties contained herein will terminate upon the termination of this Agreement.

          b. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. No such waiver, amendment or supplement will be effective unless in writing and is signed by the party or parties sought to be bound thereby. Any waiver by any party of a breach of any provision of this Agreement will not operate as or be construed to be a waiver of any other breach of such provisions or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement or one or more sections hereof will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

          c. This Agreement contains the entire agreement among the parties in respect to the subject matter hereof, and supersedes all prior agreements among the parties with respect to such matters. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the delivery of a written agreement executed by the parties hereto.

          d. This Agreement will be governed by and construed in accordance with the laws of the State of Minnesota applicable to contracts made and performed in that state. Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (i) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and (ii) will be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement in any action instituted in any state or federal court sitting in Minneapolis, Minnesota. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

          e. The descriptive headings contained herein are for convenience and reference only and will not affect in any way the meaning or interpretation of this Agreement.

          f. All communications or notices required or permitted by this Agreement shall be in writing and shall be deemed to have been given at the earlier of the date personally delivered or sent by telephonic facsimile transmission (with a copy via regular mail) or one day after sending via nationally recognized overnight courier or five days after deposit in the United States mail, certified or registered mail, postage prepaid, return receipt requested, and addressed as follows, unless and until any of such parties notifies the others in accordance with this Section of a change of address:

        If to Shareholder to:
        [                  ]
        c/o ULTRA PAC, Inc.
        22051 Industrial Boulevard
        Rogers, Minnesota 55374
        Telephone: (612) 428-8340
        Fax No. (612) 428-2754

        with a copy to:

        Larkin Hoffman Daly & Lindren
        7900 Xerxes Avenue South
        Suite 1500
        Bloomington, MN 55431
        Telephone: (612) 896-3291
        Fax No.: (612) 896-3333
        Attention: Frank I. Harvey, Esq.

               and

        Katten Muchin & Zavis
        525 W. Monroe
        Suite 1600
        Chicago, IL 60661
        Telephone: (312) 902-5200
        Fax No.: (312) 902-1061
        Attention: David J. Kaufman, Esq.

        If to Parent or Acquisition to:

        Ivex Packaging Corporation
        100 Tri-State Drive
        Suite 200
        Lincolnshire, IL 60069
        Telephone: (847) 945-9100
        Telecopy: (847) 945-2355
        Attention: G. Douglas Patterson, Esq.

        With a copy to:

        Skadden, Arps, Slate, Meagher & Flom (Illinois)
        333 West Wacker
        Suite 2100
        Chicago, IL 60606
        Telephone: (312) 407-0700
        Telecopy: (312) 407-0411
        Attention: William R. Kunkel, Esq.

or to such other address as any party may have furnished to the other parties in writing in accordance herewith.

          g. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original, but all of which together will constitute one agreement.

          h. This Agreement is binding upon and is solely for the benefit of the parties hereto and their respective successors, legal representatives and assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties hereto without the prior written consent of the other parties.

          i. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect as long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible.

          j. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any thereof by either party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     13. Expenses. Except as provided in Section 4 hereof, all fees and expenses incurred by any one party hereto shall be borne by the party incurring such fees and expenses.

     14. Further Assurances; Shareholder Capacity.

          a. The Shareholder shall, upon request of Parent or Acquisition, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Parent or Acquisition to be necessary or desirable to carry out the provisions hereof and to vest the power to vote the Shares as contemplated by Section 7 hereof in Parent.

          b. Nothing in this Agreement shall be construed to prohibit any affiliate of the Shareholder who is a member of the Board of Directors of the Company from taking any action solely in his capacity as a member of the Board of Directors of the Company to the extent specifically permitted by the Merger Agreement or as required by applicable law.

     IN WITNESS WHEREOF, the Parent, Acquisition and the Shareholder have caused this Agreement to be signed by their respective officers or representatives thereunto duly authorized, all as of the date first written above.

                                          IVEX PACKAGING CORPORATION

                                          By:
                                             ----------------------------------
                                             Name:
                                             Title:

                                          PACKAGE ACQUISITION, INC.

                                          By:
                                             ----------------------------------
                                             Name:
                                             Title:

                                             ----------------------------------
                                                              , as Shareholder

                                    ANNEX C

                                                     Wasserstein Perella & Co.,
                                                     Inc.
                                                     31 West 52nd Street
                                                     New York, New York 10019
                                                     Telephone 212-969-2700
WASSERSTEIN PERELLA & CO. LOGO                       Fax 212-969-7836


                                 March 22, 1998

The Board of Directors
Ultra Pac, Inc.
21925 Industrial Boulevard
Rogers, MN 55374

Members of the Board:

     You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, no par value ("Shares") of Ultra Pac, Inc. (the "Company") of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of March 22, 1998, (the "Merger Agreement"), among the Company, Ivex Packaging Corporation ("Parent"), and Package Acquisition, Inc. ("Sub"). The Merger Agreement provides for, among other things, a cash tender offer by Sub to acquire all of the outstanding Shares at a price of $15.50 per Share (the "Tender Offer"), and for a subsequent merger of Sub with and into the Company pursuant to which each outstanding Share will be converted into the right to receive $15.50 in cash (the "Merger" and, together with the Tender Offer, the "Transaction"). The terms and conditions of the Transaction will be set forth in more detail in the Offer to Purchase relating to the Tender Offer (the "Offer to Purchase") and the Merger Agreement.

     In connection with rendering our opinion, we have reviewed a draft of the Merger Agreement dated March 22, 1998, and for purposes hereof, we have assumed that the final form of this document will not differ in any material respect from the draft provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

     We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the packaging industry specifically, and in other industries generally, that we believe to be reasonably comparable to the Transaction or otherwise relevant to our inquiry. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

     In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us and we have assumed, with your consent, that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management, and we express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. We have assumed that the transactions described in the Merger Agreement will be consummated on the terms set forth therein, without waiver or modification. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

     We are acting as financial advisor to the Company in connection with the proposed Transaction and will receive a fee for our services, a major portion of which is contingent upon the consummation of the Transaction. In the ordinary course of our business, we may actively trade the debt and equity securities of the Company and the Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion addresses only the fairness from a financial point of view to the shareholders of the Company of the consideration to be received by such shareholders pursuant to the Transaction, and we do not express any views on any other terms of the Transaction. Specifically, our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Merger Agreement.

     It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and except for inclusion in its entirety in a proxy statement circulated to shareholders of the Company relating to the Merger or tender offer recommendation statement on
Schedule 14D-9 from the Company to holders of Shares relating to the Transaction, may not be disseminated, quoted, referred to or reproduced at any time and in any manner without our prior written consent. This opinion does not constitute a recommendation to any shareholder with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote with respect to the Merger, and should not be relied upon by any shareholder as such.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the $15.50 per Share cash consideration to be received by the shareholders of the Company pursuant to the Transaction is fair to such shareholders from a financial point of view.

                                          Very truly yours,

                                          WASSERSTEIN PERELLA & CO., INC.

                                    ANNEX D

                                ULTRA PAC, INC.
                           21925 INDUSTRIAL BOULEVARD
                            ROGERS, MINNESOTA 55374

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement ("Information Statement") is being mailed on or about March 23, 1998, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about March 23, 1998. You are receiving this Information Statement in connection with the possible appointment of persons designated by the Purchaser to fill seats on the Board of Directors of Ultra Pac (the "Board"). See "Change in Board of Directors Upon Consummation of the Offer -- Right to Designate Directors; the Ivex Designees." This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the accompanying Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on March 26, 1998. The Offer is scheduled to expire at 12:00 midnight on April 22, 1998, unless the Purchaser extends the Offer. The Offer is conditioned on a minimum number of the outstanding Shares being tendered for cash pursuant to the Offer such that, when added to any Shares acquired pursuant to the Tender Agreements, the Purchaser will own at least a majority of the Shares outstanding on a fully diluted basis. The Offer is also subject to certain other conditions. Upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, the Purchaser has agreed to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

     The information contained in this Information Statement concerning Ivex and the Purchaser has been furnished to Ultra Pac by Ivex and the Purchaser, and Ultra Pac assumes no responsibility for the accuracy or completeness of such information.

                          CHANGE IN BOARD OF DIRECTORS
                         UPON CONSUMMATION OF THE OFFER

GENERAL

     The Shares are the only class of voting securities of Ultra Pac outstanding. Each Share has one vote. As of March 23, 1998, the Company had 3,893,791 Shares outstanding. The Board currently consists of five members. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE IVEX DESIGNEES

     Board Representation. The Merger Agreement provides that upon the purchase of and payment for Shares by the Purchaser which represents at least a majority of the outstanding Shares, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, as will make the percentage of Ultra Pac's directors designated by the Purchaser equal to the aggregate voting power of the Shares held by the Purchaser and Ivex. In furtherance thereof, Ultra Pac has agreed, upon request of the Purchaser, either to increase the size of the Board or secure the resignations of such number of incumbent directors, or both, as is necessary to enable the Purchaser's designees to be so elected to the Board. Ultra Pac's obligation to appoint such designees is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Ultra Pac is required to take all action necessary to effect any such election and to include in this Information Statement the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Notwithstanding the foregoing, Ultra Pac shall have at least one independent director until the effective time of the Merger.

     Information concerning the Ivex Designees is set forth in Exhibit A hereto. Such information was provided by the Purchaser and Ultra Pac does not assume any responsibility for the accuracy or completeness thereof. To the best knowledge of Ultra Pac, none of the Ivex Designees beneficially owns any equity securities in Ultra Pac.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS

     The names of Ultra Pac's current directors, their ages as of March 23, 1998 and certain other information about them are set forth below. As indicated above, it is anticipated that all of the current directors of Ultra Pac will be requested to resign effective as of the consummation of the Offer.

                NAME                  AGE             COMPANY POSITION            DIRECTOR SINCE
                ----                  ---             ----------------            --------------
Calvin S. Krupa(1)..................  51    President, Chief Executive Officer         1987
                                            and Chairman of the Board
James A. Thole(2)...................  58    Secretary and Director                     1987
John F. DeBoer(2)(3)................  56    Director                                   1991
Frank I. Harvey (1)(2)(3)...........  47    Director                                   1991
Thomas F. Rains(1)..................  63    Director                                   1996

-------------------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Stock Option Committee.

     CALVIN S. KRUPA has served as the Company's President and Chief Executive Officer since February 1987. For the three years prior to 1987, Mr. Krupa was marketing manager for Innovative Plastics, Inc., a Minneapolis-based producer of plastic packaging.

     JAMES A. THOLE has served as Secretary of the Company since February 1987. From February 1987 to August 1991, he also served as Treasurer of the Company. Mr. Thole is not an employee of the Company. He has served as the President and Chief Executive Officer of Packaging Plus, Inc., a Minneapolis-based packaging company, since 1979.

     JOHN F. DEBOER is the Secretary of SIG Holding U.S.A., Inc., a privately-held holding company. Mr. DeBoer is also Vice President-Finance for SIG Packaging Technology N.A. Inc. based in New Richmond, Wisconsin, a wholly owned subsidiary of SIG Holding U.S.A., Inc., which is engaged in the manufacture and sale of packaging equipment.

     FRANK I. HARVEY is a shareholder in the law firm of Larkin, Hoffman, Daly & Lindgren, Ltd. based in Bloomington, Minnesota, where he has practiced law since 1976.

     THOMAS F. RAINS was employed by Pillsbury Bakeries and Food Service, Inc., a Minneapolis-based food products company, from 1992 until his retirement in June 1995, at which time he held the position of Vice President/General Manager-in-Store Retail Bakeries. From 1965 to 1992, Mr. Rains was employed by McGlynn Bakeries, Inc. in various positions, including President of the Frozen Products Division. From November 1996 to February 1997, Mr. Rains was Interim Chief Operating Officer of the Company while the Company searched for a new Chief Operating Officer.

OFFICERS

     The names of Ultra Pac's executive officers, their ages and certain other information about them are set forth below:

     WILLIAM J. HOWARD, an executive officer of the Company, became Chief Operating Officer of the Company in March 1997. From January 1995 to February 1997, Mr. Howard served as Senior Vice President, Business Development of GE Capital Fleet Services, a financial services company based in Eden Prairie, Minnesota. From June 1992 until January 1995 he served as Vice President, Business Development with Pillsbury Bakeries and Food Service, Inc., a Minneapolis-based food products company. Mr. Howard also served as Vice President, Finance of Pillsbury Bakeries and Food Service, Inc. from May 1990 to June 1992.

ADDITIONAL INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS

     Each director of Ultra Pac holds office until the next annual meeting of shareholders or until a successor has been elected and qualified. Ultra Pac's executive officers are elected by the Board and serve at the discretion of the Board.

     There are no family relationships between any director or executive officer and any other director or executive officer of Ultra Pac.

     Except as described in this Information Statement or the Schedule 14D-9, there are no arrangements or understandings between any of the executive officers of Ultra Pac and other persons relating to their selection as officers.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors of the Company held 4 meetings during the fiscal year ended January 31, 1998. All directors attended at least 75% of the total number of meetings of the Board and the committees on which they served.

     The Board of Directors presently has three committees.

     The purpose of the Audit Committee is to recommend the appointment of an auditor for the Company, review the scope of the audit, examine the auditor's reports, make appropriate recommendations to the Board of Directors as a result of such review and examination, and make inquiries into the effectiveness of the financial and accounting functions and controls of the Company. The Audit Committee also addresses conflicts of interest that may arise in transactions between the Company and its officers and directors. The Audit Committee held one meeting during the fiscal year ended January 31, 1998.

     The Compensation Committee is responsible for setting the compensation of executive officers of the Company. The Compensation Committee held one meeting during the fiscal year ended January 31, 1998.

     The purpose of the Stock Option Committee is to administer the Company's 1991 and 1996 Stock Option Plans and to designate appropriate individuals to receive options pursuant to such Plans. The Stock Option Committee held one meeting during the fiscal year ended January 31, 1998.

COMPENSATION OF DIRECTORS

     The Company pays each director who is not an employee of the Company a director's fee of $2,500 per year. The Outside Directors' Option Plan (the "Directors' Plan") provides for an annual non-discretionary grant of an option to purchase 1,000 shares (2,500 shares if the director has not previously received an option under the Directors' Plan) to each nonemployee director of the Company, who is a director immediately after each Annual Meeting of Shareholders. The exercise price of such options is equal to the closing price of the Company's Common Stock on the date of grant. The options are immediately exercisable and expire five years from the date of grant, subject to earlier cancellation upon termination as a director. The Company does not compensate employee directors for service on the Board of Directors.

     The Company paid Mr. Thole $2,500 for services as the Company's Secretary. The Company has agreed to employ Mr. Rains on a part-time basis and to pay him an annual salary of $5,000 for services to be rendered in connection with various projects of the Company during the fiscal year ending January 31, 1999.

                         SHARE OWNERSHIP OF MANAGEMENT

     The following sets forth certain information as of March 23, 1998 with respect to shares of Common Stock beneficially owned by each executive officer of the Company named in the Summary Compensation Table, each director of the Company and by all executive officers and directors of the Company as a group. Unless otherwise indicated, each of the following persons has sole voting and investment power with respect to the shares of Common Stock set forth opposite their respective names.

                                                                        COMMON SHARES
                                                                    BENEFICIALLY OWNED(1)
                                                                ------------------------------
NAME OF BENEFICIAL OWNER                                        NUMBER OF SHARES       PERCENT
------------------------                                        ----------------       -------
Calvin S. Krupa.............................................        474,500(2)          11.8%
James A. Thole..............................................        180,500(3)           4.6%
Frank I. Harvey.............................................         17,110(3)           *
John F. DeBoer..............................................          5,000(4)           *
Thomas F. Rains.............................................         36,349(5)           *
Bradley C. Yopp.............................................         45,000(6)           *
William Howard..............................................        120,000(7)
All directors and executive officers of the Company as a
  group (7 persons).........................................        758,459(8)          17.9%

-------------------------
 *  Less than 1%.

(1) Shares not outstanding but deemed beneficially owned by virtue of the individual's or the group's right to acquire them as of March 23, 1998, or within 60 days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent of the class owned by the group.

(2) Includes options to purchase up to 140,000 shares of Common Stock.

(3) Includes options to purchase up to 5,000 shares of the Common Stock.

(4) Includes options to purchase up to 4,000 shares of Common Stock and 1,000 shares owned jointly with Mr. DeBoer's spouse.

(5) Includes options to purchase up to 17,500 shares of Common Stock.

(6) Includes options to purchase up to 42,000 shares of Common Stock and 3,000 shares owned jointly with Mr. Yopp's spouse.

(7) Includes options to purchase 120,000 shares of Common Stock.

(8) Includes options to purchase up to 377,500 shares of Common Stock.

SECTION 16. REPORTING REQUIREMENTS

     Section 16(a) of the Exchange Act requires Ultra Pac's officers, directors and persons who are beneficial owners of more than ten percent of Ultra Pac's Common Stock ("reporting persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting persons are required by Securities and Exchange Commission regulations to furnish Ultra Pac with copies of all Section 16(a) forms filed by them.

     Based on its review of the copies of Section 16(a) forms received by it, Ultra Pac believes that, during fiscal year 1998, all reporting persons fully complied with the filing requirements applicable to such persons.

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the compensation earned for services rendered in all capactities to the Company during the Company's fiscal years ended January 31, 1996, 1997 and 1998 by Calvin S. Krupa, President and Chief Executive Officer, Willian Howard, Chief Operating Officer and Bradley C. Yopp, Chief Financial Officer.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                   ANNUAL COMPENSATION             COMPENSATION
                                          --------------------------------------   ------------
                            FISCAL YEAR                           OTHER ANNUAL      SECURITIES       ALL OTHER
         NAME AND              ENDED                             COMPENSATION(1)    UNDERLYING    COMPENSATION(2)
    PRINCIPAL POSITION      JANUARY 31    SALARY($)   BONUS($)         ($)          OPTIONS(#)          ($)
    ------------------      -----------   ---------   --------   ---------------    ----------    ---------------
Calvin S. Krupa,...........    1998        297,348     65,000        20,947           40,000           3,200
  President and Chief          1997        297,105         --        20,947           20,000              --
  Executive Officer            1996        275,144     35,000        20,336           20,000           3,000
William Howard,............    1998        172,941     25,000         7,261           20,000              --
  Chief Operating Officer
Bradley C. Yopp,...........    1998        115,371     30,000         7,825           10,000           3,017
  Chief Financial              1997        109,720         --            --           12,000              --
  Officer                      1995           1997    109,720            --               --          12,000

-------------------------
(1) Includes the cost to the Company of an automobile provided to Mr. Krupa and the cost of a disability income policy for the benefit of Mr. Krupa.

(2) Matching contributions by the Company to a 401(k) plan for the benefit of the person named.

EMPLOYMENT AGREEMENTS

     See Item 3, "Identity and Background -- Potential or Actual Conflicts of Interest" located on page 9 of the Schedule 14D-9, for a description of the Employment Agreements.

            TRANSACTIONS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

     Frank I. Harvey, a director of the Company, is an attorney with and a shareholder of the law firm of Larkin, Hoffman, Daly & Lindgren, Ltd., which currently serves as legal counsel to the Company and served as legal counsel to the Company during the fiscal year ended January 31, 1998.

                                                                       EXHIBIT A

                                 IVEX DESIGNEES

     Set forth below are the names, ages, present principal occupation or employment and employment history (covering a period of not less than five years) of each Ivex Designee. Each such person's business address is c/o Ivex Packaging Corporation, 100 Tri-State Drive, Lincolnshire, Illinois 60069. All persons listed below are citizens of the United States of America.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
             NAME                  AGE         MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
             ----                  ---         ----------------------------------------------
George V. Bayly................     55  Director, Chairman of the Board, President and Chief
                                        Executive Officer of Parent since January 1991.
Frank V. Tannura...............     41  Director of Parent since August 1995. Vice President and
                                        Chief Financial Officer of Parent since October 1989.
G. Douglas Patterson...........     40  Vice President and General Counsel of Parent since 1991.